Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com



                                 October 5, 2011



VIA EDGAR and EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Rose Zukin
Washington, D.C.  20549

Re:      Global Green, Inc.
         File No. 333-174853

Dear Ms. Zukin:

Based on your conversation today with Ms. Kampmann of my office, we have amended my opinion accordingly.

We  hope  this  filing   satisfies  your  comment.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,


                                                     /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:cc

     As filed with the Securities and Exchange Commission on October 4, 2011
                           Registration No.333-174853

 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-1/A
                                 AMENDMENT NO. 3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               GLOBAL GREEN, INC.
                 ---------------------------------------------
             (Exact name of registrant as specified in its charter)

         FLORIDA                         2836                    20-1515998
         -------                         ----                    ----------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

  2820 Remington Green Circle, Tallahassee, Florida 32308 / Phone 850-597-7906
          (Address and telephone number of principal executive offices)

                        Dr. Mehran P. Ghazvini, President
  2820 Remington Green Circle, Tallahassee, Florida 32308 / Phone 850-597-7906
            (Name, address and telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

----------------------------- -----------  --------------------------- ---------
Large accelerated filer         [___]      Accelerated filer               [___]
----------------------------- -----------  --------------------------- ---------
Non-accelerated filer           [___]      Smaller reporting company       [_X_]
(Do not check if a
 smaller reporting company)
----------------------------- -----------  --------------------------- ---------


                                        CALCULATION OF REGISTRATION FEE

---------------------------- ------------------ ------------------------- --------------------------- ----------------
  TITLE OF EACH CLASS OF       AMOUNT TO BE         PROPOSED MAXIMUM           PROPOSED MAXIMUM          AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED      OFFERING PRICE PER SHARE      AGGREGATE OFFERING       REGISTRATION
                                                                                   PRICE(1)                 FEE
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common Stock by Selling         147,516,080              $0.25                   $36,879,020             $4,281.65 (2)
Shareholders
---------------------------- ------------------ ------------------------- --------------------------- ----------------

     (1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
     (2) Filing Fee paid with original Registration Statement filing on August 24, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (SUBJECT TO COMPLETION)
                                   PROSPECTUS

                               GLOBAL GREEN, INC.
           147,516,080 SHARES OF COMMON STOCK OF SELLING SHAREHOLDERS


We are registering 147,516,080 shares listed for sale on behalf of selling shareholders. The Company WILL NOT receive any funds from the sale of these shares.

Our selling shareholders plan to sell common shares at $0.25, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at $0.25 per share, based on speculative concept unsupported by any other comparables. We have set the initial fixed price as follows:

----------------------------- -------------------------------------------------
            TITLE                                   PER SECURITY
----------------------------- -------------------------------------------------
        Common Stock                                   $0.25
----------------------------- -------------------------------------------------

At any  time  after a market  develops,  our  security  holders  may sell  their
securities   at  market   prices  or  at  any  price  in  privately   negotiated
transactions.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to have an application filed on our behalf by a market maker for approval of common stock for quotation on the Over-the Counter/Bulletin Board quotation system tradable separately, subject to effectiveness of the Registration Statement. It has not yet been filed, nor is there any selected broker/dealer as yet. Our common stock is presently not listed on any national securities exchange or the NASDAQ Stock Market or any other venue.

This offering will be on a delayed and continuous basis only for sales of selling shareholders shares.

The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders (See "Description of Securities - Shares").

The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 The date of this Prospectus is October 4, 2011.

                                                      TABLE OF CONTENTS
============================================ ================================================================ =============

                                         PART I - INFORMATION REQUIRED IN PROSPECTUS
                                                                                                                 Page No.
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 1.                                      Front of  Registration  Statement  and Outside Front Cover Page       i
                                             of Prospectus
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 2.                                      Prospectus Cover Page                                                 1
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 3.                                      Prospectus  Summary  Information,  Risk  Factors                      3
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 4.                                      Use of Proceeds                                                      16
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 5.                                      Determination of Offering Price                                      16
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 6.                                      Dilution                                                             17
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 7.                                      Selling Security Holders                                             18
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 8.                                      Plan of Distribution                                                 26
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 9.                                      Description of Securities                                            26
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 10.                                     Interest of Named Experts and Counsel                                27
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 11.                                     Information with Respect to the Registrant                           27
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             a. Description of Business                                           27
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             b. Description of Property                                           38
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             c. Legal Proceedings                                                 39
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             d. Market for Common Equity and Related Stockholder Matters          39
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             e. Financial Statements                                              40
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             f. Selected Financial Data                                           41
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             g. Supplementary Financial Information                               41
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             h. Management's  Discussion and Analysis of Financial Condition      41
                                                and Results of Operations
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             i. Changes In and Disagreements  With Accountants on Accounting      45
                                                and Financial Disclosure
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             j. Quantitative and Qualitative Disclosures About Market Risk        45
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             k. Directors and Executive Officers                                  45
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             l. Executive and Directors Compensation                              47
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             m. Security   Ownership  of  Certain   Beneficial  Owners  and       49
                                                Management
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             n. Certain Relationships,  Related Transactions,  Promoters And      50
                                                Control Persons
------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 11 A.                                   Material Changes                                                     51
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 12.                                     Incorporation of Certain Information by Reference                    51
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 12 A.                                   Disclosure  of  Commission   Position  on  Indemnification  for      51
                                             Securities Act Liabilities
-------------------------------------------- ---------------------------------------------------------------- -------------

                                      PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 13.                                     Other Expenses of Issuance and Distribution                          52
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 14.                                     Indemnification of Directors and Officers                            52
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 15.                                     Recent Sales of Unregistered Securities                              53
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 16.                                     Exhibits and Financial Statement Schedules                           54
-------------------------------------------- ---------------------------------------------------------------- -------------
ITEM 17.                                     Undertakings                                                         54
-------------------------------------------- ---------------------------------------------------------------- -------------
                                             Signatures                                                           55
-------------------------------------------- ---------------------------------------------------------------- -------------

ITEM 3.  SUMMARY INFORMATION, RISK FACTORS

Our Company

Global Green, Inc. (formerly Global Tech Assets, Inc.) ("We," "Us," "Our", "the Company") was initially incorporated on July 12, 2004, in the state of Florida, as a wholly-owned subsidiary, of Global Assets & Services, Inc., a public company. The Company was transferred all of the non-operating licenses held by Global Assets & Services, Inc. At that time, all of the outstanding stock of Global Tech Assets, Inc., 3,141,597 shares, was distributed to the shareholders of Global Assets and Services, Inc. In September of 2004, due to business reasons, management ceased operational activities to further develop the licenses. During this time, Global Assets & Services, Inc. was spun off into a separate legal entity from Global Tech Assets, Inc. From that time to the present the business had no viable operations. The Company's name was changed to Global Green, Inc. on April 14, 2010 to reflect the new business model developed by management. On November 30, 2010, the Company entered into a Share Exchange Agreement with Nutritional Health Institute Laboratories, LLC ("NHIL"), a Florida Limited Liability Company, and its wholly owned subsidiary Global Green International, Inc. ("Global Green International"), a Florida corporation. Pursuant to the Share Exchange Agreement, NHIL transferred 100% of the issued and outstanding common stock of Global Green International (a total 600,000,000 shares, held solely by NHIL) to the Company in exchange for 683,097,847 shares of common stock of Global Green, Inc. After the exchange, NHIL held 92.99% of the issued and outstanding common stock of the Company and Global Green International became a wholly-owned subsidiary of the Company. At July 31, 2011, NHIL holds 664,717,057 shares of common stock or 89.13% of the issued and outstanding common stock of the Company. NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding) of the 664,717,057 shares it holds as part of this Registration Statement. At the time of this filing, NHIL has no arrangements to sell these shares. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock (80.21% of the total issued and outstanding common stock.)

During 2002 and 2003, Global Asset and Services, Inc. was working to develop technology licensing agreements for such information systems, the use of an inorganic harding agent and its manufacturing process, a method of recovering of polystyrene waste materials and a use of a information system for personal computer memory cards (PCMIA Cards). Global Assets and Services, Inc. did not pursue the development, marketing or extension of any of these potential license agreements. Further, none of these potential license agreements have any bearing on the Company's current business operations.

Our current Company business plan is focused on the agricultural animal industry, more specifically, "Salmogenics," a poultry salmonella vaccine. NHIL owns the exclusive rights to the Salmogenics Vaccine (hereinafter the "Vaccine") and a Salmonella Antigen (hereinafter the "Antigen") which both provide a method for controlling intestinal pathogenic organisms in animals. The Company has received the exclusive rights to finish the final phase of USDA study, manufacture, distribute, market and sell the vaccines by NHIL through a Licensing Agreement with Global Green International the wholly-owned subsidiary of Global Green, Inc. Under the Licensing Agreement with NHIL, the Company is responsible for all financial obligations to obtain United States Department of Agriculture ("USDA") approval. The Company is in the process of having the Vaccine approved by the United States Department of Agriculture/Food Safety and Inspection Service ("USDA/FSIS").

The Company focuses on the commercialization of the salmonella vaccine for poultry industry markets. In 2008, NHIL obtained the ownership rights to the vaccine and took over the funding of a research study that had been in process since 1996, and initiated the drafting and filings of patent application for the vaccine. Research was being conducted through an unrelated third party, AHPharma, Inc. ("AHPharma."). AHPharma was informally engaged to conduct not only research and development, but also to perform the testing of the vaccine product in the poultry industry. On July 30, 2011, the Company entered into a Cost and Evaluation Agreement with AHPharma. The Cost and Evaluation Agreement provides for the responsibilities of AHPharma in connecton with the Phase 4 trials and testing required by the USDA in exchange for payment a total payment of $300,000. The Cost and Evaluation Agreement terminates upon the final approval of the USDA.

Research focused on the development of the Salmogenics vaccine via in ovo injection delivery. At this time, the USDA has reviewed the results of the research which showed the vaccine used in the study is safe, non toxic and causes no harm to the animal, and reduced the number of salmonella contamination as required by USDA.

The USDA has allowed the research to go to the final phase for approval by USDA for the Company to show efficacy of the vaccine in a commercial setting with large numbers of chickens and also to find a potential manufacturer for the vaccine. The Company has begun the final phase and AHPharma has begun collecting salmonella samples from multiple locations within the United States to start the mock study that was requested by USDA. The Company at the time of this filing has not entered into any agreement with a third party to manufacture the vaccine.

The Company's product vaccine that is to be exclusively marketed under its licensing arrangement with NHIL is in the last stages of USDA required testing and depending upon the results of such testing may require additional research and development, testing and regulatory approval.

The Company's development of its products will be subject to other risks of failure including, among others, the possibilities that any such products will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; that any of the products, if safe and effective, will prove difficult or impossible to manufacture on a large scale or will be uneconomical to market; that the proprietary rights of third parties will preclude the Company or its collaborators from marketing any products developed; that the products will fail to achieve market acceptance; and that third parties will market equivalent or superior products. As a result, there can be no assurance that the Company or its collaborators will be able to develop, manufacture and successfully commercialize the Company's product candidates within a reasonable time frame or ever. Failure to develop successfully the Company's current product candidates would materially and adversely affect the Company's business, financial condition and results of operations.

We have no revenues at this time and anticipate that we will need additional capital to support the execution of our business plan. Decisions regarding future participation in acquisitions or other business development activities will be made on a case-by-case basis.

We are in the developmental stage of our business, and we anticipate that operations will begin in late 2011.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and modest capital.

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are a startup company;
     o    We have no experience in the agricultural business as a company;
     o    We are undercapitalized.

Our executive offices are located at 2820 Remington Green Circle, Tallahassee, Florida 32308 and the telephone number is (850) 597-7906 and the facsimile number is (850) 942-6620.

Summary of Financial Information

  ---------------------------------------- ------------------------------------
                                                           As at June 30, 2011
  ---------------------------------------- ------------------------------------
  Total Assets                                                        $133,664
  ---------------------------------------- ------------------------------------
  Current Liabilities                                                     $500
  ---------------------------------------- ------------------------------------
  Shareholders' Equity                                                $133,664
  ---------------------------------------- ------------------------------------

  ---------------------------------------- ------------------------------------
                                           From July 12, 2004 to June 30, 2011
  ---------------------------------------- ------------------------------------
  Revenues                                                                 $ -
  ---------------------------------------- ------------------------------------
  Accumulated net loss at June 30, 2011                             ($159,867)
  ---------------------------------------- ------------------------------------

As of December 31, 2010, accumulated deficit for our business was ($5,728). At June 30, 2011, accumulated deficit was ($159,687). We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

The Offering

We are registering 147,516,080 shares listed for sale on behalf of selling shareholders.

As we are registering shares on behalf of our existing shareholders, we will not receive funds from the sale of any shares that are sold by the selling shareholders.

============================================================== =============
Common shares Outstanding Before This Offering                  745,761,432
-------------------------------------------------------------- -------------
-------------------------------------------------------------- -------------
Maximum common shares being offered by selling shareholders     147,516,080
============================================================== =============

We are authorized to issue 3,000,000,000 shares of common stock. Our current shareholders, officers and directors collectively own 745,761,432 shares of restricted common stock as of July 31, 2011.

There is currently no public market for our shares as it is presently not traded on any market or securities exchange.

                            OUR COMPANY RISK FACTORS

OUR SECURITIES, AS OFFERED HEREBY, ARE HIGHLY SPECULATIVE AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN US. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, BEFORE PURCHASING ANY OF THE SHARES OF OUR COMMON STOCK.

OUR BUSINESS IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE RISKY.

We have only very recently adopted the business plan described herein-above. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the vaccine business, especially in view of the intense competition from existing businesses in the industry.

WE HAVE HISTORICALLY INCURRED LOSSES AND CANNOT ASSURE INVESTORS AS TO FUTURE PROFITABILITY.

We have historically incurred losses from operations while working to obtain USDA approval of our salmogenics vaccine. As of June 30, 2011, we had an accumulative deficit of $159,867. During the six months ended June 30, 2011, we recognized a net loss of $101,484 and used cash of $158,971 to support operations. We are unable to market or sell our salmogenics vaccine until we have obtained USDA approval. We are currently in testing phase 4, the final phase of testing of the vaccine. Our ability to be profitable in the future will depend on obtaining USDA approval and successfully implementing our marketing and sales activities, all of which are subject to many risks beyond our control. Even if we become profitable on an annual basis, we cannot assure you that our profitability will be sustainable or increase on a periodic basis.

In addition, the independent registered public accounting firm's report on the Company's financial statements as of December 31, 2010, includes a "going concern" explanatory paragraph, that describes substantial doubt about the Company's ability to continue as a going concern. If we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this registration statement.

WE HAVE A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW OUR PAST PERFORMANCE SINCE WE ARE A START-UP COMPANY.

We were formed on July 12, 2004, for the purpose of engaging in any lawful business and have adopted a plan to focus on the agriculture industry, more specifically, "Salmogenics," a poultry salmonella vaccine. We have had no revenues in the last five years. We have only had operational activities during the last year. We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture, and may be subject to unforeseen costs, expenses and problems, if we are not able to successfully complete Phase 4 testing and unable to secure USDA approval or successfully implement a marketing and sales strategy. As a development venture we may not be able to adequately forecast and budget our costs due to the unknown and unpredictable nature of new vaccine development, testing, and ultimately, if approved, manufacturing. We could experience product failures, prolonged testing reformulation and unanticipated costs and availability of manufacturers if ultimately approved. Potential investors should assume that any or all of these events could occur, with the result that anyone, if significant enough could prevent the proposed business from being successful and potential investors could lose all of their investment.

WE MAY BE UNABLE TO SUSTAIN OR INCREASE PROFITABILITY OR RAISE SUFFICIENT ADDITIONAL CAPITAL, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

Future operating performance is never certain, and if our operating results fall below the expectations of securities analysts or investors, the trading price of our common stock will likely decline. We have a history of operating losses. We have not recognized revenues from the sale of our product, as we are still in the testing and trial stages. We expect that we will continue to incur financial losses until we have obtained USDA approval of our product and have begun to successfully market and sell the vaccine. We may not be able to sustain or increase profitability on a quarterly or annual basis once we are able to begin marketing and sale of the vaccine. Moreover, we anticipate that our operating and capital expenditures will increase significantly in 2011 and in future years primarily due to:

     o    additional spending to support the marketing and sales of vaccines;

     o    working capital requirements for sales of vaccines;

     o growth in research and development expenses as we progress with the final phase development of our efficacy studies;

     o    leasing of facilities and purchases of capital equipment;

     o investment in additional marketing capacity for our products and products in development.

Our ability to generate sufficient cash flow, or to raise sufficient capital, to fund these operating and capital expenditures depends on our ability to improve operating performance. This in turn depends, among other things, on finalizing our study and getting USDA approval and finding a partner to manufacture it and then successfully completing the product and finding a partner for marketing and sales first in USA and then worldwide. We may not successfully develop and commercialize these products.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS, OUR BUSINESS COULD BE HARMED.

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel. Competition for personnel among companies in the biotechnology and pharmaceutical industries is intense. We currently do not employ any marketing or sales staff and we have not made any arrangements as to manufacturing of our product. We cannot assure you that we will be able to attract or retain the personnel necessary to support the growth of our business.

WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR INVESTORS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. In addition, our officers and directors are officers, directors and employees of our majority shareholder, NHIL. Because shareholders will not be able to manage our business, they should critically assess all of the information concerning our officers and directors. See "Directors and Executive Officers" (page 43), and "Conflicts of Interest" (page 44).

WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to final field testing of the vaccine for the USDA approval general and administrative and potential marketing expenses and could exceed $1,900,000 in the next twelve months. Such funds are not currently committed, and we have cash as of the date of this Registration Statement of approximately $160,000.

We have limited funds, and such funds may not be adequate to carryout the business plan in the animal vaccine industry. Our ultimate success depends upon our ability to raise additional capital. We will not receive any proceeds from this Offering. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

We may in the future issue more shares which could cause a loss of control by our present management and current stockholders.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present a risk to investors, in that the business focus of the Company could be completely changed with no say by current management and current shareholders.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the animal vaccine industry. As a result we could incur continuing losses and not be able to generate revenues or periodic increases in revenue.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.

We currently have two individuals who are serving as our officers and directors for up to 30 hours per week combined, each on a part-time basis. Both directors, Dr. Ghazvini, DC and Dr. Reed, DC, are also acting as our officers. Neither Dr. Ghazvini, DC nor Dr. Reed, DC has an employment agreement with the Company. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers and directors to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. See "Management." Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US AND MAY CAUSE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH WE MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Our directors and officers are owners of our majority shareholder, NHIL. In the future they may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. In some circumstances this conflict may arise between their fiduciary duties to us and their fiduciary duties to NHIL'S business divisions. It is possible that in this situation their judgment maybe more consistent with their fiduciary duties to these ventures and may be detrimental to our interests.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director. (See "Conflicts of Interest" at page 44)

(COMMENT NO. 1)


              RISK FACTORS RELATING TO OUR COMPANY AND OUR BUSINESS

IF WE ARE UNABLE SELL THE VACCINE, OUR REVENUES FROM THE VACCINE WILL BE LIMITED, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

Because we depend, and expect to continue to depend, on sales of a single vaccine product for a substantial majority of our revenues, decreased or lower-than-anticipated demand for the vaccine, or our inability to meet demand, could materially adversely affect our operating results and harm our business. Because we have not begun marketing vaccines, long-term effects of the vaccine are largely unknown. Adverse developments regarding the long-term safety and efficacy of the vaccines could adversely affect demand for the product, or restrict our ability to market and sell it for its current or potential indications. Other factors that would adversely affect sales of the vaccine include:

     o competition from existing products or development of new, superior products;

     o our ability to maintain adequate and uninterrupted sources of supply to meet demand;

     o events adversely affecting the ability of our manufacturing partners to produce the vaccines;

     o    contamination of product lots or product recalls; and

     o    our inability to gain regulatory approval to market the vaccine.


OUR DEPENDENCE ON A SINGLE CONTRACTOR FOR TESTING POSES A RISK TO OUR BUSINESS.

We are dependent on one contactor, AHPharma, for our testing services for our proposed vaccine products, which may be a risk to the Company's business operations, if the services of AHPharma are not available to complete all of the testing which may be necessary or required for USDA approval to distribute and sell the proposed vaccine products. Our contract with AHPharma does not provide for termination of the contract, therefore either party can terminate without cause. While there are other potential contractors offering similar services, such services may be unavailable due to confidentiality agreements with other companies, full schedules or lack of immediate capacity for their services. Such issues could cause a delay in the completing of Phase 4 testing and final approval of the USDA and therefore delay our future operations.

OUR FINAL SAFETY FIELD TRIALS OF POTENTIAL PRODUCTS COULD BE UNSUCCESSFUL, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND ABILITY TO OBTAIN FINAL USDA APPROVAL.

Before obtaining final USDA approvals for the sale of any of our potential product, we must subject these products to a regulatory safety field trial to demonstrate the vaccine's effectiveness when applied on a large scale basis. If the final phase is unsuccessful, we will be unable to commercialize new products and, as a result, we may be unable to sustain the Company's growth or potential profitability. Results of initial efficacy are not necessarily indicative of results to be obtained from later efficacy studies and, as a result, we may suffer significant setbacks in advanced efficacy studies. We may not complete our clinical trials of products and the results of the trials may fail to demonstrate the safety and effectiveness of new products to the extent necessary to obtain regulatory approvals.

OUR POTENTIAL PRODUCTS ARE SUBJECT TO EXTENSIVE USDA APPROVAL PROCESSES AND ONGOING USDA SUPERVISION, WHICH CAN BE COSTLY AND TIME-CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS OR LOST SALES.

The USDA imposes substantial requirements on our products before it permits us to manufacture, market and sell them to the public or producer of poultry. Compliance with these requirements is costly and time-consuming, and could delay sales of products. To meet USDA requirements, we have spent and will continue to spend substantial resources on lengthy and detailed laboratory tests and efficacy studies. It typically takes many years to complete tests and trials for a product. The actual length of time involved depends on the type, complexity and novelty of the product. The USDA may not approve on a timely basis, if at all, some or all of our future products or may not approve some or all of our applications for additional indications for our previously approved products. We are currently involved in Phase 4 testing. The requirements of Phase 4 testing have been developed by the USDA, specifically for our product.

The Phase 4 testing involves proving the following:

1. The vaccine product must be safely commercially manufactured at a USDA approved vaccine manufacturer.

2. That every batch of the vaccine produced during Phase 4 testing not only meets the required standards, but does so consistently;

3. That the vaccine product can be safely applied commercially by the potential customers.

4. That the claims made regarding the vaccine are sustainable and reproducible when applied to larger populations.

The Company's status regarding Phase 4 testing is:

1. In the process of identifying and contracting an USDA approved vaccine manufacturer.

2. Assure that the requirements from the vaccine manufacturer will meet the standard batch consistency as defined by the USDA.

3. Begin the conduction of the USDA approved large bird study to be done by AHPharma which meets the following parameters:

     a. That the vaccine product can be safely and standardly commercially applied by the intended customers.

     b. That the claims are sustainable and reproducible when applied to larger populations of birds.

     c. To see if the vaccine can be used in other circumstances such as a combined treatment with other vaccines.

4. Collect and present the date to be analyzed and results sent to the USDA for final approval.


If we violate the requirements of Phase 4 testing as set by the USDA in this stage, whether before or after marketing approval is obtained, we may be fined (to be independently determined by the USDA) or forced to remove a product from the market or may experience other adverse consequences, including delay or increased costs, which could materially harm our financial results. Additionally, we may not be able to obtain approval for the labeling claims necessary or desirable for promoting our products. Even if approval is obtained, we may be required to undertake post-marketing trials to be determined by the USDA.

WE MAY BE REQUIRED TO PERFORM ADDITIONAL TRIALS OR CHANGE THE LABELING OF OUR PRODUCTS IF WE OR OTHERS IDENTIFY SIDE EFFECTS AFTER OUR PRODUCTS ARE ON THE MARKET, WHICH COULD ADVERSELY AFFECT SALES OF THE AFFECTED PRODUCTS.

If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional efficacy studies, additional changes in labeling of our products and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

THERE  ARE  OTHER  PRODUCTS  IN  LATE-STAGE   DEVELOPMENT   THAT  ARE  TARGETING
SALMONELLA. DEPENDING ON THE MARKET ACCEPTANCE OF THESE PRODUCTS OR POTENTIAL PRODUCTS, OUR SALES OF THE VACCINE COULD BE ADVERSELY AFFECTED.

A number of our competitors have substantially more capital, research and development, regulatory, manufacturing, marketing, human and other resources and experience than we have. Furthermore, large pharmaceutical companies recently have been consolidating, which has increased their resources and concentrated valuable intellectual property assets. As a result, our competitors may:

     o develop products that are more effective or less costly than any of our current or future products or that render our products obsolete;

     o    produce and market their products more successfully than we do;

     o    establish superior proprietary positions; or

     o obtain USDA approval for labeling claims that are more favorable than those for our products.

The poultry vaccine business is especially competitive and dominated by a few large companies with an established global presence. In order for us to expand our sales of the vaccine, our product must be commercially accepted worldwide and compete effectively against the vaccines of these other companies. Our inability to compete successfully in the poultry vaccine sector could materially adversely affect our revenue growth.

WE MAY BE  REQUIRED TO DEFEND  LAWSUITS  OR PAY  DAMAGES  FOR PRODUCT  LIABILITY
CLAIMS.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We could face substantial product liability and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management's attention or adversely affect our reputation and the demand for our product. We do not maintain product liability insurance coverage. In the future, insurers may not offer us product liability insurance, may raise the price of this insurance or may limit the coverage.

We currently do not carry product liability insurance, though our License Agreement with NHIL provides that we will maintain product liability. Currently, NHIL has agreed that we do not have to provide product liability insurance until we have completed Phase 4 testing and received USDA approval.

OUR FUTURE GROWTH DEPENDS ON THE DEVELOPMENT AND MARKET ACCEPTANCE OF OUR CURRENT VACCINE PRODUCT.

There is no guarantee that our products will be successfully developed and marketed. In addition, we have not cleared the regulatory approval process for our product, and we cannot assure you that final regulatory approval will be obtained. Any delay in our final development of these products may materially adversely affect our revenue growth. Because of a number of factors, our product may not reach the market without lengthy delays, if at all. Some of the factors that may affect our development and marketing of new products include the following:

     o potential products may require collaborative partners and we may be unable to identify partners or enter into arrangements on terms acceptable to us;

     o we may not be able to produce or contract for the manufacture of new products at a cost or in quality or quantities necessary to make them commercially viable;

     o domestic and international regulatory approval of these products may not be obtained or may be obtained only with lengthy delays;

     o we may not be able to secure additional financing that may be needed to bring a potential product to market;

     o we may experience unexpected safety, regulatory or efficacy concerns with respect to marketed products, whether or not scientifically justified, leading to adverse public reaction, product recalls, withdrawals or declining sales; and

     o we may be unable to accurately predict market requirements and evolving standards.

IF NHIL LOSES THE PROTECTION OF ITS PATENTS AND PROPRIETARY RIGHTS, OUR FINANCIAL RESULTS COULD SUFFER.

Importance and Limitations of Patent and Proprietary Rights Protections

Some of our products and processes used to produce our products involve proprietary rights, including patents, which are held by our parent NHIL. Our competitors or potential competitors may have filed for or received United States and foreign patents and may obtain additional patents and proprietary rights relating to animal vaccines uses and/or processes which may compete with our existing products and our products under development. We cannot be sure that others will not obtain patents of different technology that we would need to license or circumvent in order to practice our inventions. Even though we strive to take appropriate action to protect our intellectual property, there is a risk that competitive systems currently being developed and marketed could gain acceptance in the United States or elsewhere.

We and NHIL believe that patent protection of materials or processes we develop and any products that may result from the research and development efforts of our licensors and us are important to the commercial success of our products.

The loss of the protection of these patents and proprietary rights could materially adversely affect our business and our competitive position in the market. The patent position of companies such as ours generally is highly uncertain and involves complex legal and factual questions. Some of the reasons for this uncertainty include the following:

     o To date, no consistent regulatory policy has emerged regarding the breadth of claims allowed in biotechnology patents. Consequently, there can be no assurance that future patent applications relating to our products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology;

     o    The  License   Agreement  between  us  and  NHIL  may  be  immediately
          terminated upon the occurrence of a default by us in performing our responsibilities under the License Agreement;

     o Companies that obtain patents claiming products or processes that are necessary for or useful to the o development of our vaccine could bring legal actions against us claiming infringement (though we currently are not the subject of any patent infringement claim);

     o Issuance of a valid patent does not prevent other companies from using alternative, non-infringing o technology, so we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection;

     o We may not have the financial resources necessary to obtain patent protection in some countries or to enforce any patent rights we may hold;

     o The laws of some foreign countries may not protect proprietary rights to the same extent as the laws of o the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries; and

     o We may be required to obtain licenses from others to develop, manufacture or market our products. We may o not be able to obtain these licenses on commercially reasonable terms, and we cannot be sure that the patents underlying the licenses will be valid and enforceable.

We and NHIL attempt to protect our proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with our future employees and other persons (i.e. future manufacturers) with access to our proprietary materials or processes or who will have licensing agreements with us. We plan to continue to use these protections in the future, but we cannot be sure that these agreements will not be breached or that we would have adequate remedies for any breach. Even with these protections, others may independently develop or obtain access to these materials or processes, which may materially adversely affect our competitive position.

If we are sued for infringing the patent or other proprietary rights of a third party, we could incur substantial costs and diversion of management and technical personnel, whether or not the litigation is ultimately determined in our favor.

WE WILL RELY UPON CONTRACT MANUFACTURERS TO MANUFACTURE OUR PRODUCT, WHICH COULD EFFECT OUR ABILITY TO SELL OUR PRODUCT AND TO OPERATE PROFITABLY.

We currently do not have facilities for the production of our vaccine products. Therefore, we will rely principally upon relationships with contract manufacturers. At this time we have not identified or entered into an agreement with any to manufacture our product. There can be no assurance that we can maintain manufacture and supply agreements on terms and at costs acceptable to us. There are a number of risks that will be associated with our dependence on contract manufacturers, including:

     o    reduced control over delivery schedules;

     o    potential inability to monitor and maintain inventory levels;

     o    reduced control over quality assurance;

     o    reduced control over manufacturing yields and costs;

     o potential lack of adequate capacity during periods of unanticipated demand;

     o    limited warranties on products supplied to us;

     o increases in prices at a higher rate than our ability to recover our increased costs through contractual price adjustments with customers;

     o    reduced control over regulatory efforts;

     o    potential misappropriation of our intellectual property;

     o catastrophic loss of production capacity due to property damage, either man made or by nature;

     o    the   loss  of  these   contract   manufacturers   due  to   financial
          circumstances in their respective businesses or their exit from the business lines that manufacture our devices and products; and

     o    minimum  purchase  requirements,   which  could  result  in  excessive
          inventories if the demand for products o falls short of such minimum purchase requirements.

If our contract manufacturers were to fail to provide us with an adequate supply of vaccine products, our business would be harmed.

POULTRY HEALTH AND DISEASE FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Any widespread poultry health problem or disease outbreak, such as avian influenza in poultry, could have a negative impact on global poultry production. Our revenues and earnings derived from both the U.S. and international poultry industry could be materially and adversely affected. In addition, the emergence of new disease variants, serotypes and strains in the domestic and/or global markets may reduce the efficacy of our vaccine products and result in reduced revenues and earnings.

WE MAY BE UNABLE TO HIRE AND RETAIN INDEPENDENT DISTRIBUTORS.

Our future success depends on our ability to attract qualified independent distributors for the vaccine products. We may be unable to attract or retain these independent distributors. If we fail to attract or retain independent distributors, or fail to find end users for the vaccine products, we may be unable to successfully bring the vaccine products to the marketplace and to generate sufficient revenues to offset operating costs.

IN THE FUTURE WE MAY BE IN COMPETITION WITH OUR MAJORITY SHAREHOLDER, NHIL.

At this time, the Company has an exclusive license from NHIL, our majority shareholder. We may be dependent on NHIL for support of certain of our technologies and we may have to rely on NHIL for development of any future products. Future product candidates of the Company, as we begin to pursue our business strategy, we may be subject to competition with potential products under development by NHIL.

As our officers and directors are officers, directors and shareholders of NHIL we cannot provide any assurances that any conflicts that may arise out of such competition would be resolved in a way favorable to the Company.

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY FLORIDA STATUTE.

Florida Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or on activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

TWO OF OUR OFFICERS AND DIRECTORS ARE THE MAJORITY SHAREHOLDERS OF THE COMPANY. AS SUCH THERE IS A POSSIBILITY OF THEM CONTROLLING THE COMPANY TO THE DETRIMENT OF OUTSIDERS.

Together, Dr. Mehran P. Ghazvini, DC and Dr. Rene M. Reed, DC, through direct and indirect ownership, are majority shareholders of Nutritional Health Institute Laboratories ("NHIL"), the majority shareholder of our Company. As such, they will be able to control the operations and the direction of the Company with very little outside influence.

Drs. Ghazvini and Reed do not hold direct shares of common stock of the Company. However, they are officers, directors and beneficial shareholders of Nutritional Health Institute Laboratories and have the ability to vote the shares of NHIL, our majority shareholder.

     o Dr. Mehran P. Ghazvini, DC owns approximately 50% of NHIL, indirectly through family trusts and has the power to vote those interests on behalf of the trusts and disavows any ownership in the equity of NHIL held by family trusts; and

     o Dr. Rene M. Reed, DC owns approximately 16.66% of NHIL, indirectly through family trusts and has the power to vote those interests on behalf of the trusts and disavows any ownership in the equity of NHIL held by family trusts

As such, they are the beneficial holders of the 664,717,057 shares held by NHIL. Through their ownership in NHIL, Drs. Ghazvini and Reed as a group, control approximately 664,717,057 shares of common stock or approximately 89.13% of the voting stock of the Company.

NHIL's ownership could decrease, NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding common stock) of the 664,717,057 shares it holds as part of this Registration Statement. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock (80.21% of the total issued and outstanding common stock.) At the time of this filing, NHIL has no arrangements to sell these shares.

WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, we anticipate that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

                        RISK FACTORS RELATED TO OUR STOCK

WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR SHARES.

The price of our shares has been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

THE REGULATION OF PENNY STOCKS BY SEC AND FINRA MAY DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company. None of our securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Inventory in penny stocks have limited remedies in the event of violations of penny stock rules. While the courts are always available to seek remedies for fraud against the Company, most, if not all, brokerages require their customers to sign mandatory arbitration agreements in conjunctions with opening trading accounts. Such arbitration may be through an independent arbiter. Investors may file a complaint with FINRA against the broker allegedly at fault, and FINRA may be the arbiter, under FINRA rules. Arbitration rules generally limit discovery and provide more expedient adjudication, but also provide limited remedies in damages usually only the actual economic loss in the account. Investors should understand that if a fraud case is filed a against a company in the courts it may be vigorously defended and may take years and great legal expenses and costs to pursue, which may not be economically feasible for small investors.

That absent arbitration agreements, specific legal remedies available to investors of penny stocks include the following:

     o If a penny stock is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

     o If a penny stock is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages. (Comment No. 2)

The fact that we are a penny stock company will cause many brokers to refuse to handle transactions in the stocks, and may discourage trading activity and volume, or result in wide disparities between bid and ask prices. These may cause investors significant illiquidity of the stock at a price at which they may wish to sell or in the opportunity to complete a sale. Investors will have no effective legal remedies for these illiquidity issues.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future. Investors whose investment criteria is dependent on dividends should not invest in our common stock.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

TRADING OF OUR COMMON STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND THE TRADING WILL AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

Because of the limited trading market expected to develop for our common stock and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our securities may suffer greater declines because of our price volatility.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the shares of common stock we are offering under this Registration Statement are sold and all of the shares of common stock held by the selling security holders registered hereby are sold, we would have 147,516,080 shares that are freely tradable. Our officers and directors are registering their shares for sale under this prospectus.

Unrestricted sales of 147,516,080 shares of stock by our selling stockholders could have a huge negative impact on our share price, and the market for our shares.

OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

WE WILL BECOME A REPORTING COMPANY UPON THE FILING OF THIS REGISTRATION STATEMENT, BUT OUR STOCK IS NOT PUBLICLY TRADED.

There is no trading market for our common stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. As a result, we will be subject to legal and accounting expenses that private companies are not subject to and this could affect our ability to generate operating income.

WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR SHARES.

The price of our shares has been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

ITEM 4.  USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares being registered on behalf of our selling shareholders.

At a time when market conditions have improved, we may raise additional funds through a private placement of shares of our common stock. At this time there is no committed source for such funds and we cannot give any assurances of being able to raise such funds. We can assure that we will require additional funds to carry out our business plan. The availability and terms of any future financing will depend on market and other conditions.

Our lack of funds could and would severely limit our operations, and might render us unable to carry out our business plan with resulting business failure.

ITEM 5.  DETERMINATION OF OFFERING PRICE

We have no established market for our common stock.

Our selling shareholders plan to sell shares at $0.25 per share, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.

------------------------------------------------- -------------------------
                        TITLE                         PER SECURITY
------------------------------------------------- -------------------------
                    Common Stock                          $0.25
------------------------------------------------- -------------------------

We have arbitrarily determined our offering price for shares to be sold pursuant to this offering at $0.25. The Company is authorized to issue 3,000,000,000 shares of $0.00001 par value voting common stock. There were a total of 731,372,217 shares of common stock issued during the year ended December 31, 2010.

Of which, 20,000,000 shares were issued at $0.00001 per share (par value) as compensation to existing shareholders for their services.

During the three months ended March 31, 2011, the Company sold 11,247,618 shares of common stock as part of a private placement at approximately $0.025 per share.

The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there was no present market for our stock and the high level of risk considering our lack of operating history.

The share price bears no relationship to any criteria of goodwill value, asset value, market price or any other measure of value and were arbitrarily determined in the judgment of our Board of Directors.

ITEM 6.  DILUTION

We are registering 147,516,080 shares of our outstanding common stock as of March 31, 2011. Since our inception on July 12, 2004, our original officers and directors were issued 3,141,597 shares at $0.0001 (par value) per share. A total of 28,274,370 shares were issued to existing shareholders during the year ended December 31, 2010 as part of a 10 for 1 forward stock split. In addition, during the year ended December 31, 2010, 683,097,847 shares of common stock were issued at $0.00001, par value as part of the acquisition of Global Green International, Inc. During the year ended December 31, 2010, 20,000,000 shares of common stock were issued to existing shareholders for services at $0.00001 par value.

COMPARATIVE DATA

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of our shares of common stock purchased the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.

                           SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                         NUMBER       PERCENT   AMOUNT   PERCENT (2) PRICE/SHARE
                                          (1)
                        --------------------------------------------------------

Existing Shareholders   147,516,080   100%      1,275       100%      $0.00001

------------------------------------------------------
     (1) Percentage relates to total percentage of shares sold up to such increment in the offering.
     (2)  Percentage   relates  to  total  percentage  of  capital  raised  post
          offering.

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.

As at December 31, 2010, the net tangible book value of our stock was less than ($0.001) per share and at December 31, 2009 was $0 per share. As at June 30, 2011, the net tangible book value of our stock was $0 per share.

ITEM 7.  SELLING SECURITY HOLDERS

Some of the selling shareholders obtained their shares of our stock as compensation for services and as a part of the 10 for 1 forward stock split. Most of the selling shareholders obtained there shares as a part of a private offering during the three months ended March 31, 2011. Our majority shareholder, NHIL received their 683,097,847 shares as part of the Share Exchange Agreement with the Company.

We are authorized to issue 3,000,000,000 shares of $.00001 voting common stock. There were a total of 731,372,217 shares of common stock issued during the year ended December 31, 2010 and, therefore, as of December 31, 2010 and 2009 there were a total of 734,513,814 and 3,141,597 shares issued and outstanding, respectively. At July 31, 2011 there are a total of 745,761,432 shares are issued and outstanding. These additional shares were comprised of 11,247,618 shares sold as part of a private placement at $0.025 per share.

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant shareholder of our Company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

All of the securities listed below are being registered in this Registration Statement. The Percentage Ownership After Offering column assumes that the selling shareholder is able to sell their shares after the effectiveness of this Registration Statement.

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THE 2003 ABBEY FLP LTD                             6,071,429              6,071,429             0.81%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ALBERT AKULONIS                                       20,960                 20,960             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN ALLEN                                            16,800                 16,800             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RYAN ALLEN                                                10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ALPINE REAL PROPERTY EQUITY GROUP, INC.                4,650                  4,650             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MITSUNOBU AMAZAKI                                    300,000                300,000             0.04%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BARBARANNE ANDERSEN                                       10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARK ARGO                                                 14                     14             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT L. ARMAMTROUT                                      10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD AVIS                                          10,700                 10,700             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JIM AYALA                                                750                    750             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
EDDIE BAKER                                          137,333                137,333             0.02%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM BARBIERI                                      32,000                 32,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CATHY BARNHILL                                            10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT T. BEATTY                                         800                    800             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RAYMOND G. BEHM, JR.                                 833,333                833,333             0.11%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -19-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

BETRA CORP SA                                          3,466                  3,466             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GREGORY M. BINKER                                        500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JANET BLAIR                                               10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM BOEHME                                         3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THOMAS BOJADZIJEV                                     80,000                 80,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHRISTOPHER LEE BOLLING                                  166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHRISTOPHER SHAYNE BOLLING                               166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DONALD J. BOLLING                                        166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DONIELLE BOLLING                                         166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GERALD L. BOLLING                                        170                    170             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
L. VEDA BOLLING                                          166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PATTY A. BOLLING                                         498                    498             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DENNIS BONADE                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ALVY BOYCE & BARBARA BOYCE, JTWROS                        10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILBUR BOYER & GLORIA BOYER, JTWROS                      500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
EARLIE E. BRAGGS                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RALPH BRANCA                                             800                    800             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NORMAN BRANDER                                       138,330                138,300             0.02%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ERNEST BRATCHER                                        1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CYNTHIA A. BREWER                                        166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KENNETH G. BREWER                                        166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ARTHUR BREZENOFF                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JUNE BREZENOFF                                            10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARCHITA BRIDGMAN                                      1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOSEPH A. BRUNO SR.                                   10,000                 10,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THOMAS E. BRUNO                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL BURKERT                                        1,500                  1,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PETE BURKERT                                           3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
C DANIEL FINANCIAL CONSULTING                            250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CEDE & CO                                          1,123,100              1,123,100             0.15%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RAYMOND CERANOWICH                                     1,250                  1,250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PATRICE CHAFFAUT                                         500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHANDLER                                                 500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHRISTINA E. CHAPMAN                               2,000,000              2,000,000             0.27%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHEVRA GEMILAS CHASUDIM                                1,090                  1,090             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DAVID A. CHEESMAN                                    166,666                166,666             0.02%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHESED HEY YUD VOV                                     6,300                  6,300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ASHLEY CLARK                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -20-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

PATTI CLARK                                               10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM CLARK                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DONALD E. CLEVELAND                                      720                    720             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JIM COCHRAN                                            3,500                  3,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LINDA C. COE                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STEVE COHEN                                            5,000                  5,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAMES A. CONNOLLY, III                                   500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT G COUTU                                        11,500                 11,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RUBIN COX                                                 10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
VIOLET COX                                                10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THOMAS E CREEL                                         1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BERTRAM CUTLER                                     2,586,470              2,586,470             0.35%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CASH CUTLER                                          200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DANIE LEE CUTLER                                     200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DAVID B. CUTLER                                      100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JASMINE B. CUTLER                                    100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARY LOU CUTLER                                      250,000                250,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RIVER D. CUTLER                                      100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TURIYA S. CUTLER                                     100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CYLTS, INC.                                            2,664                  2,664             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SARAH D'ANGELO                                     1,333,333              1,333,333             0.18%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN H DANIEL                                            166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ABBAS DARABI                                       1,428,571              1,428,571             0.19%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
AMIR DARABI                                        1,785,714              1,785,714             0.24%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DONALD I. DAVIS                                          750                    750             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JACK W. DAVIS                                          4,000                  4,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SCOTT DEITLER                                         50,000                 50,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THOMAS J. DONNELLY                                       430                    430             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JACK DRUMMOND                                            250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD F. DUELL                                      13,600                 13,600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICK DUELL                                             5,450                  5,450             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GEOFFREY ALAN DYER                                       400                    400             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ECO SYSTEMS COMPANY                                  100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CLARENCE J. ELIASON                                      500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHELE ELKINGTON                                        500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM L. ELLIS                                       1,550                  1,550             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
EQUITY GROUP, INC.                                    12,450                 12,450             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RIFKA FALKOWITZ                                        6,864                  6,864             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THE FALLEN TRUST                                     102,870                102,870             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD FLANAGAN                                         500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DOLORIES M. FORNISS                                      250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -21-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

GARY FRAMSON                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NICHOLAS FRANCO                                          600                    600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SYLVESTER FRANCO                                         100                    100             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT J. FREEARK                                      3,200                  3,200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LOUISE A. FREEMAN                                         10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD FREEMAN                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NICHOLAS FREUND                                          200                    200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN FRITSCH                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TED F. GALLARD                                        20,000                200,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KEVIN M. GALLUP                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHARLES W. GATES                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GENEVA ROTH, INC.                                    100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BARRY A. GINSBERG                                      1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ANDY GLICKER                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
M. GOLDFARB                                              500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SHINICHRO GOTO                                       275,000                275,000             0.04%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SONIA GRANT                                              200                    200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARK GRIFFITH                                            166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
FRANK W. GRINER, JR.                                   1,500                  1,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GERALD GROBMAN                                         4,000                  4,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LARRY GROOMS                                             250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ABRAHAM GROSS                                          1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TOBIAS GROSS                                           1,200                  1,200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAMES V. GUCCIARDO, JR.                                   10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LAURA E. HACKETT                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
YASUHIRO HAGIWARA                                    100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GARETH HARRIS                                          1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RONALD HAWKINS                                         1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PAUL HAYNES                                          109,533                109,533             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KEVIN HELLMAN                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JIM HELTON                                                10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HERMAN SCHONDORF ENTERPRISES                           1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BARBARA J. HILLMAN, TTEE                                  10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
AKIHISA HIROMACHI                                    100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAMES E. HOFFMANN & ROMONA M. HOFFMANN                    10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM HOWARD HOLBROOK, JR.                          10,000                 10,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WENDY HOLDEN                                           4,100                  4,100             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RAYMOND HOLLAND                                        1,325                  1,325             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL R. HONCAMP                                    31,641                 31,641             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -22-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

STUART L. JABLON                                       1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT A. JONES                                        2,534                  2,534             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL KANE                                           2,000                  2,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
FARNAZ D. KELLY                                    1,785,714              1,785,714             0.24%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN KELLY                                             7,000                  7,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RYAN J. KELLY                                         25,000                 25,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARLENE KENDALL                                      200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KEYSTONE ASSETS & SERVICES, INC.                   5,000,000              5,000,000             0.67%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
FRED KINNEY                                            1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PAT KINNEY                                            62,370                 62,370             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WALTER KLAGES                                          1,400                  1,400             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KEITH KNOWLES                                            500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SHIGETOMI KOMATSU                                    440,000                440,000             0.06%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JEFF LANG                                            200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CLEARENCE WILLIAMS LEEDS, III                          1,334                  1,334             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL LITTMAN                                      230,000                230,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TIMOTHY LOBACH                                         7,500                  7,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TOD LOTZ                                               7,996                  7,996             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MATTHEW H. LUZZI                                         500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
M-CUBE CORPORATION                                   300,000                300,000             0.04%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
M.H. HOCHNOSAS KALAH FUND                              1,200                  1,200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RAYMOND MAGEE                                            200                    200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STEPHEN MAHOOD                                         1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MATTHEW J. MANCUSO                                    25,000                 25,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ELLEN KNOX TTEE                                        1,300                  1,300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PETER MARIN                                           22,000                 22,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARGARET M. MCCABE                                       300                    300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LLOYD MCCLEELAND                                       1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
FRANCES MCCRIMMON                                  4,469,605              4,469,605             0.60%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MATTHEW MCCRIMMON                                  6,131,400              6,131,400             0.82%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THOMAS MCCRIMMON, IV                               7,395,000              7,395,000             0.99%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARTIN MCDERMOTT                                       2,000                  2,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MALCOLM MCNAIR                                           500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
EDWIN MEDILL                                             250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DANIEL T. MEISENHEIMER, III                           11,000                 11,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DANIEL T. MEISENHEIMER, IV                             2,100                  2,100             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAMES A MEISENHEIMER                                   2,100                  2,100             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DONALD MESTMACHER                                        500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
THE MICHAEL FOUNDATION TRUST                           3,909                  3,909             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -23-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

LAVERN MILLER                                            450                    450             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JEFFERY MINTZ                                          1,280                  1,280             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BRAD J. MOORE                                         50,000                 50,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JERRY MURPHY                                           1,500                  1,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HERMAN NEIDERMAN                                       4,725                  4,725             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT R. NICOLOSI                                       200                    200             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NUTRITIONAL HEALTH (1)                           664,717,057             66,471,705            89.13%            80.21%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STEVEN F. ONDRA                                          250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARVIN G. OTO                                      2,000,000              2,000,000             0.27%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD NAOTAKA OTO                                2,000,000              2,000,000             0.27%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SABURO OTO                                         6,530,000              6,530,000             0.88%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
VONNIE K. OTO                                      6,200,000              6,200,000             0.83%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LAURA OTTERMAN                                         3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM M. PARK                                        5,000                  5,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAMES PEARSON                                          1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LUIGLOBAL GREEN INC. LUIGGI L. PERINI                    500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NANCY J. PERYAM                                          600                    600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL A. PIACENZA                                  833,333                833,333             0.11%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
PAUL PIERSON                                           2,000                  2,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JUDITH PORTOFF                                        60,000                 60,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOSEPH W. POST                                        20,000                 20,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LYLE PRIDDY                                            1,333                  1,333             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SEPPO RAPO                                               700                    700             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LEROY W. RICKETTS                                      1,367                  1,367             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GENE ROBINSON                                            500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROJE INVESTMENTS, LLC                              1,700,000              1,700,000             0.23%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DAVID ROSENBERG                                       12,000                 12,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TIMOTHY RUPE                                           3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KEITH L. RUSSELL                                      25,000                 25,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SHAKUR SABUR                                           1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HOWARD SACHETTE                                        1,550                  1,550             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ANTHONY K. SALVADORE                                     500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
EDWARD A. SALVADORE, JR.                                 600                    600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SAN JAUN SOUTHERN MODEL RAILROAD                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHARLES R. SANFORD                                    25,000                 25,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DANIEL W. WOODS, TTEE                                  3,250                  3,250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KAZUKO SASAKI                                         10,000                 10,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LESLIE E. SCHWARTZ                                     3,300                  3,300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
NANCY SCHWARTZ                                           300                    300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DENNIS SCOTT                                       3,214,286              3,214,286             0.43%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -24-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

EDWIN KURT SEYLER                                      1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BILL SEYMOUR & JUDY SEYMOUR, JTWROS                       10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JAGDISH N. SHAH                                          500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CAROLYN KINSEY SHEA                                  100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SHIRNE OF THE JUDE                                        10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD B. SHORE                                       3,500                  3,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STANLEY R. SILVERBERG                                    260                    260             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KATHY SIMPSON                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GLORIA SINCLAR                                           240                    240             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARIE A. SIWECK                                          278                    278             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ELAINE SKALETSKY                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MORTY SKALETSKY                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SAM SKALETSKY                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CRAIG SKOP                                            90,000                 90,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KENNETH W. SMART                                       4,530                  4,530             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CELINDA SMITH                                             10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CORDELL A. SMITH                                          10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DIANE M. SMITH                                            10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JUDITH SMITH                                           3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
KALLAH D. SMITH                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
REGINALD L. SMITH                                         10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT A. SMITH                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BRINDY SOFER                                             640                    640             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
C.M. SOLOMON                                           1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOSEPH SOTTILE                                            10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GEORGE SPRINGER, JR.                                 333,333                333,333             0.04%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GARY SPURGEON                                          1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GENE A. STANIS                                           250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GEORGE A. STERMER, JR.                             2,000,000              2,000,000             0.27%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GRACE H. STEWART                                         220                    220             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ARNEZ L. STUBBS                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TREY SUNDERLAND                                        1,500                  1,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MELVIN SUSSMAN                                         2,600                  2,600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TAMIKO SUZUKI                                         10,000                 10,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CAROLYN L. SWISHER                                       166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MICHAEL A. TALBOTT                                     1,999                  1,999             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DON TAYLOR                                             3,000                  3,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHARELS RAY THOMAS                                    90,000                 90,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHARLES GREGORY THOMAS                               400,000                400,000             0.05%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHARLES R. THOMAS                                      6,933                  6,933             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

                                      -25-

------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
        REGISTERED HOLDER'S NAME                  SHARE            COMMON SHARES         PERCENTAGE         PERCENTAGE
                                                OWNERSHIP           OFFERED FOR           OWNERSHIP         OWNERSHIP
                                                  BEFORE            SHAREHOLDERS           BEFORE             AFTER
        (BENEFICIAL OWNER'S NAME)                OFFERING             ACCOUNT             OFFERING           OFFERING
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

GREG THOMAS                                              830                    830             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SCOTT THOMAS                                         200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SCOTT C. THOMAS                                      100,000                100,000             0.01%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SUE C. THOMAS                                          3,333                  3,333             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MIKE TIFFINY                                              10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
UNITED STATES BASKETBALL LEAGUE, INC.                 14,000                 14,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
GUS C UNVERFEHRT                                         600                    600             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CHRIS UTZ                                                 10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
BRYAN D. VANCE                                           166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DIANA A. VANCE                                           166                    166             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD WALKER                                         2,000                  2,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
RICHARD WARNER                                         1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARVELLA WARREN                                        1,500                  1,500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
LANCEFORD WEDDERBURN                                     500                    500             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN WELCH                                         1,000,000              1,000,000             0.13%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
MARIO WHITE                                               10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WIE FAMILY TRUST                                     200,000                200,000             0.03%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HARRY WIESE                                              300                    300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HARRY C. WIESE, JR.                                    1,000                  1,000             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
WILLIAM R KINNEY ESTATE                                2,143                  2,143             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
AUDREY WILLIAMS                                          250                    250             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ROBERT WILLIAMS                                           10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STEVE WINN & JUDY WINN                             3,571,348              3,571,348             0.48%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
STEVE WINN & SUSAN BETH WINN                       3,571,348              3,571,348             0.48%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
HENRIETTA WINNER                                         300                    300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
ERIC DWANE WOMACK                                         10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
TOM WOOD                                                  10                     10             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
DANIEL W. WOODS & LESLIE A. WOODS, JTWROS                650                    650             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
SHIRLEY GAIL YORK                                        300                    300             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
CASIMER ZAREMBA                                          278                    278             0.00%             0.00%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
JOHN M. ZINK                                             800                    800             0.00%             0.00%
------------ --------- --------- --------- -- --------------- -- ------------------- -- -------------- --- -------------
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------
                             TOTAL SHARES        745,761,432            147,516,080            99.88%            80.21%
------------------------------------------ -- --------------- -- ------------------- -- -------------- --- -------------

MATERIAL RELATIONSHIPS

     (1) Beneficially Drs. Ghazvini and Reed as Officers and Directors of both NHIL and Global Green, Inc.

None of the above listed shareholders are registered broker-dealers or are associates of a registered broker-dealer.

None of the above listed shareholders are affiliates of any registered broker-dealers.

ITEM 8.  PLAN OF DISTRIBUTION

There is no market for the securities at this time and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. Until a public market develops, we are registering our shares for sale at the following price:

-------------------------------------------- ----------------------------------
                     TITLE                           PER SHARE
-------------------------------------------- ----------------------------------
                 Common Stock                          $0.25
-------------------------------------------- ----------------------------------

After effectiveness of this Registration Statement, at any time after a market develops, our selling shareholders may sell their securities at market prices or at any price in privately negotiated transactions.

The prices for sale of shares were arbitrarily set at $0.25 per share, and bear no relationship to any quantification of value.

Our selling shareholders may be deemed underwriters in this offering.

Any funds from sale of shares from the company not immediately used for corporate purposes will be deposited into an interest bearing account in our name, and interest accrued on such funds will be retained by us.

ITEM 9.  DESCRIPTION OF SECURITIES

The securities being registered and/or offered by this Prospectus are shares.

COMMON STOCK

We are presently authorized to issue three billion (3,000,000,000) shares of our $0.00001 par value common stock. A total of seven hundred and forty-five million, seven hundred and sixty-one thousand, four hundred and thirty-two (745,761,432) common shares are issued and outstanding as of July 31, 2011.

All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Florida for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the By-Laws. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not be able to elect any director.

PREFERRED SHARES

We are presently authorized to issue one hundred million (100,000,000) Shares of Class "A" Preferred Stock, no par value per share. As of July 31, 2011, we had no shares of Preferred Stock issued and outstanding.

TRANSFER AGENT

The transfer agent for our securities is ClearTrust, LLC, of 16540 Pointe Village Drive, Suite #201, Lutz, Florida 33558.

ITEM 10.  INTEREST OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.

ITEM 11.  INFORMATION WITH RESPECT TO THE REGISTRANT

A. DESCRIPTION OF BUSINESS

HISTORY OF GLOBAL GREEN, INC.

Global Green, Inc. (formerly Global Tech Assets, Inc.) ("We," "Us," "Our", "the Company") was initially incorporated on July 12, 2004, in the state of Florida, as a wholly-owned subsidiary, of Global Assets & Services, Inc., a public company. The Company was transferred all of the non-operating licenses held by Global Assets & Services, Inc. At that time, all of the outstanding stock of Global Tech Assets, Inc., 3,141,597 shares, was distributed to the shareholders of Global Assets and Services, Inc. In September of 2004, due to business reasons, management ceased operational activities to further develop the licenses. During this time, Global Assets & Services, Inc. was spun off into a separate legal entity from Global Tech Assets, Inc. From that time to the present the business had no viable operations. The Company's name was changed to Global Green, Inc. on April 14, 2010 to reflect the new business model developed by management. On November 30, 2010, the Company entered into a Share Exchange Agreement with Nutritional Health Institute Laboratories, LLC ("NHIL"), a Florida Limited Liability Company, and its wholly owned subsidiary Global Green International, Inc. ("Global Green International"), a Florida corporation. Pursuant to the Share Exchange Agreement, NHIL transferred 100% of the issued and outstanding common stock of Global Green International (a total 600,000,000 shares, held solely by NHIL) to the Company in exchange for 683,097,847 shares of common stock of Global Green, Inc. After the exchange, NHIL held 92.99% of the issued and outstanding common stock of the Company and Global Green International became a wholly-owned subsidiary of the Company. At July 31, 2011, NHIL holds 664,717,057 shares of common stock or 89.13% of the issued and outstanding common stock of the Company. NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding) of the 664,717,057 shares it holds as part of this Registration Statement. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock (80.21% of the total issued and outstanding common stock.) At the time of this filing, NHIL has no arrangements to sell these shares.

During 2002 and 2003, Global Asset and Services, Inc. was working to develop technology licensing agreements for such information systems, the use of an inorganic harding agent and its manufacturing process, a method of recovering of polystyrene waste materials and a use of a information system for personal computer memory cards (PCMIA Cards). Global Assets and Services, Inc. did not pursue the development, marketing or extension of any of these potential license agreements. Further, none of these potential license agreements have any bearing on the Company's current business operations.

Our current business plan is focused on the agricultural animal industry, more specifically, "Salmogenics," a poultry salmonella vaccine. NHIL owns the exclusive rights to the Salmogenics Vaccine (hereinafter the "Vaccine") and a Salmonella Antigen (hereinafter the "Antigen") which both provide a method for controlling intestinal pathogenic organisms in animals. The Company has received the exclusive rights to finish the final phase of study, manufacture, distribute, market and sell the vaccines by NHIL through a Licensing Agreement with Global Green International, the wholly-owned subsidiary of the Company. Under the Licensing Agreement with NHIL, the Company is responsible for all financial obligations to obtain United States Department of Agriculture ("USDA") approval. The Company is in the process of having the Vaccine and Antigen approved by the United States Department of Agriculture/Food Safety and Inspection Service ("USDA/FSIS").

The Company focuses on the commercialization of the salmonella vaccine for poultry industry markets. In 2008, NHIL obtained the ownership rights to the vaccine and took over the funding of a research study that had been in process since 1996, and initiated the drafting and filings of patent application for the vaccine. Research was being conducted through an unrelated third party, AHPharma. AHPharma was informally engaged to conduct not only research and development, but also to perform the testing of the vaccine product in the poultry industry. On July 30, 2011, the Company entered into a Cost and Evaluation Agreement with AHPharma. The Cost and Evaluation Agreement provides for the responsibilities of AHPharma in connecton with the Phase 4 trials and testing required by the USDA in exchange for payment a total payment of $300,000. The Cost and Evaluation Agreement terminates upon the final approval of the USDA.

At this time, the USDA has reviewed the results of the research which showed the vaccine used in the study is safe, non toxic and causes no harm to the animal, and reduced the number of salmonella contamination and therefore has allowed the research to go to the final phase for approval by USDA for the Company to show efficacy of the vaccine in a commercial setting with large numbers of chickens and also to find a potential manufacturer for the vaccine. The Company has begun the final phase and AHPharma has begun collecting salmonella samples from multiple locations within the United States to start the mock study that was requested by USDA. The Company at the time of this filing has not entered into any agreement with a third party to manufacture the vaccine.

The Company's product vaccine that is to be exclusively marketed under its licensing arrangement with NHIL is in the last stages of USDA required testing and depending upon the results of such testing may require additional research and development, testing and regulatory approval.

The Company's development of its products will be subject to other risks of failure including, among others, the possibilities that any such products will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; that any of the products, if safe and effective, will prove difficult or impossible to manufacture on a large scale or will be uneconomical to market; that the proprietary rights of third parties will preclude the Company or its collaborators from marketing any products developed; that the products will fail to achieve market acceptance; and that third parties will market equivalent or superior products. As a result, there can be no assurance that the Company or its collaborators will be able to develop, manufacture and successfully commercialize the Company's product candidates within a reasonable time frame or ever. Failure to develop successfully the Company's current product candidates would materially and adversely affect the Company's business, financial condition and results of operations.

The Company's product vaccine that is to be exclusively marketed under its licensing arrangement with NHIL are in the late developmental stage and may require additional research and development, testing and regulatory approval depending upon the results of final large scale testing. The Company's development of its product will be subject to other risks of failure including, among others, the possibilities that any such products may fail to receive final and necessary regulatory approvals; that any of the products, if safe and effective, will prove difficult or impossible to manufacture on a large scale or will be uneconomical to market; that the products will fail to achieve market acceptance; and that third parties will market equivalent or superior products. As a result, there can be no assurance that the Company or its collaborators will be able to develop, manufacture and successfully commercialize the Company's product candidates within a reasonable time frame or ever. Failure to develop successfully the Company's current product candidate would materially and adversely affect the Company's business, financial condition and results of operations.

COMPANY OVERVIEW

We have been inactive during the last 5 years. We have no recent operating history and no representation is made, nor is any intended, that we will able to carry on our activities profitably. The viability of the proposed business effort is dependent upon sufficient funds being realized from this offering, of which there is no assurance. Our main emphasis will be to finish final phase of the study find a partner to manufacture the vaccine and get USDA approval

We have no revenues at this time and anticipate that we will need additional capital to support the execution of our business plan. We believe that with cash on hand, the Company will have funds to support operations till the end of the calendar year. The Company expects to expend approximately $160,000 to complete Phase 4 testing. The Company's only operational activities at this time is the Phase 4 testing and management intends at the completion of such testing to raise additional funds in order to support marketing and sales activities, though the Company cannot make any assurances that it will be able to raise such capital at that time.

We are a scientific research and development company of biologics products to domestic and international markets. Our background and expertise is in the research, testing, and development of vaccines for applications to animals to make the growing of these animals for human food sources both healthy for the animals, economical for the growers and most importantly our vaccine protect humans from diseases that are transmittable from animal food sources for adult and child safety.

Our product, Salmogenics, is in the form of a vaccine that is injected in the egg, before it hatches, to give immunity to the Salmonella bacteria to the chick (Gallus domesticus -genus and species) Salmogenics is a multi-valent vaccine designed to protect against several strains of Salmonella bacteria and other opportunistic bacteria that frequently associate with Salmonella bacteria that further endangers the host's (chick's) survivability.

The advantages of our vaccine when injected in ovo (into the fertilized egg) are:

     o While the animal health industry has developed a variety of treatments for the prevention of poultry diseases, these treatments are not always administered to the birds in ways that ensure effective and consistent results.

     o Conventional application has been post hatch (administered the 1st week after the chick is born, through feed and drinking water, via a spray that treats the birds through their mucus membranes or costly hand vaccinations.

     o Such treatments require multiple post-hatch vaccinations and field boosters, involving costly guesswork and are labor intensive. The result is inefficient, costly, inconsistent vaccine delivery.

In ovo delivery of the vaccine overcomes problems that have arisen over the years when using water borne or spray vaccinations with chickens:

     o    Many poultry caretakers and/or broiler farmers are involved
     o    A variety of vaccination equipment is used on different farms
     o    Re-use of  containers  with viable  vaccine  residues
     o    Blocked spray nozzles
     o    Incorrect spray pressure resulting in defective distribution patterns
     o    Poor water quality (pH, minerals)
     o    Use of hot water to reconstitute freeze dried vaccine pellets
     o Mixing heat and time sensitive vaccines for a complete day of vaccinations
     o    Incorrect dosage of vaccine for reconstitution
     o    Incorrect dosage of diluent for dilution
     o Water lines contaminated with bacteria and/or carrying heavy biofilm loads
     o    Too long or too short time within waterlines
     o    Blocked needles or tubing
     o    Defective vaccine reservoirs
     o    Use of improperly handled diluents
     o    Incorrect calibrated syringes
     o All of the above problems require added human interactions and added labor costs, as well as stress on the birds increasing mortality rates and negatively affecting "Food Conversion".

The laboratory concept of `in the egg' vaccination was initially used for a Marek's disease (MD) vaccine and has been expanded into a commercially applied technology platform that is capable of placing several antigens and compounds simultaneously into over 50,000 eggs per hour.

Marek's disease is a highly contagious virus that causes the enlargement of nerves and organs in poultry. The Marek's disease vaccine was one of the first vaccines to use related viruses as a vaccine to fight a virus. Prior to the development of the vaccine, Marek's disease was responsible for the devestation of whole flocks of poultry. The vaccine was one of the first to be successfully developed for administered by in-ovo vaccination when the eggs are transferred from the incubator to the hatcher.

In ovo vaccination enables downstream process improvements in efficiencies such as high speed separation of chick and un-hatched eggs, rapid placement or reduced time from hatcher to farm, targeted precise therapeutic intervention and reduction of handling stress on the birds.

In ovo vaccination offers many advantages over other treatments, such as:

     o Earlier immunity - an earlier exposure to various vaccines improves the bird health and disease resistance at the time when they are placed on the farm.

     o Uniform delivery - in ovo vaccination allows an automated and uniform process for delivering consistent volumes and concentrations of vaccines to every bird when compared to the previously used subcutaneous method of vaccination at day of hatch.

     o Fast delivery - time is reduced from hatcher to farm with vaccinations after hatching being eliminated.

     o Reduced stress - birds are less stressed when vaccinated in ovo versus handling and injection after hatch.

     o Reduced labor costs - a reduction in the need for the labor associated with day of hatch subcutaneous vaccination is immediately realized. Compared to the day of hatch vaccination method there is a reduction in labor required to vaccinate the embryos.

     o Future products - new products and vaccines have recently been marketed and more are being developed that will effectively control diseases when applied in ovo.

The manufacturing of our vaccine will be with seasoned pharmaceutical vaccine manufacturers.

SALMOGENICS VACCINE

Salmogenics stimulates an immune response in inoculated poultry to fight several intestinal pathogenic organism that include seven field strains of E. coli, Psedomona aeruginosa, Aerobacter aerogenes, and four Salmonella strains. The chicken egg when properly vaccinated with Salmogenics hatches a Salmonella resistant chick that requires fewer antibiotics. Therefore humans consume higher quality meat grown with fewer antibiotics.

HOW SALMOGENICS WILL POSITIVELY EFFECT LIVES

Management estimates that 40 billion chickens will benefit form the Salmogenics Vaccine. Approximately, 1.3 billion humans get some form of Salmonella infection per year, based upon industry statistics. (WORLD EGG INDUSTRY - A FEW FACTS AND FIGURES. International Egg Commission. (Web site accessed February 2008.) The Salmogenics vaccine improves the immune system of the fowl, thereby improving the health and welfare of the bird and those that eat chicken, turkey and other fowl. The birds will be healthier and experience increased weight gain and reduced mortality, a benefit for the poultry industry worldwide and humans consuming chickens. This means not only a healthier chicken, but a healthy source of protein for humans to consume with much less fear that they will become infected by Salmonella bacteria and suffer long-term illness or a worst case scenario, death.

WHAT IS SALMONELLA?

Salmonella is the scientific name for over 2,500 of types of bacteria. The types are known to cause disease in humans, animals, and birds (especially poultry) worldwide. The bacteria is widespread and found mainly in the intestines of birds, reptiles and mammals. People can acquire the bacteria via a variety of different foods of animal origin. The illness it causes is called SALMONELLOSIS.

WHAT ARE THE SYMPTOMS OF SALMONELLOSIS?

The symptoms of Salmonellosis typically include fever, diarrhea and abdominal cramps. In persons with poor underlying health or weakened immune systems, Salmonella can invade the bloodstream and cause life-threatening infections. Symptoms usually appear 12-72 hours after the ingestion of food contaminated with Salmonella and the illness from Salmonella usually last 4-7 days; mild cases can usually recover, but it may be several months before your bowel habits are entirely normal.

According to the U. S. Centers for Disease Control and Prevention ("CDC") this common food-borne illness can do more than just give one diarrhea or a stomach ache, but can cause the following long-term problems that appear 1-3 weeks following infection:

                        o        Joint pain
                        o        painful urination
                        o        conjunctivitis
                        o        knee pain

WHAT IS SALMOGENICS VACCINE?

Salmogenics vaccine is a patented vaccine for Salmonella. Salmogenics stimulates an immune response in inoculated poultry to several intestinal pathogenic organisms that include various Salmonella strains and several wild strains of other frequent pathogenic bacteria.

Salmogenics contains the Sotomayor Antigen, which has been patented by the Company's majority shareholder, NHIL. An antigen is a substance that, when introduced into a body, triggers the production of an antibody by the immune system, which will then kill or neutralize the antigen that is recognized as a foreign and potentially harmful invader. The Sotomayor Antigen pertains to a particular composition of multiple germs mainly of the Genus Salmonella in order to control intestinal pathogenic organisms in the chicken species.

HOW SALMOGENICS WILL POSITIVELY EFFECT LIVES

Approximately, 40 billion chickens a year will benefit from the Salmogenics vaccine. (WORLD EGG INDUSTRY - A FEW FACTS AND FIGURES. INTERNATIONAL EGG COMMISSION. (WEB SITE ACCESSED FEBRUARY 2008.)

The Salmogenics vaccine improves the immune system of the chick, thereby improving the health and welfare of the bird and those that consume chicken, turkey and other poultry. The birds are less susceptible to illness and experience increased weight gain and reduced mortality, a big plus for the poultry industry worldwide. This means not only a healthier chicken, but a healthier source of protein for humans to consume with much less fear infection by Salmonella bacteria.

HOW SALMOGENICS DIFFERS FROM OTHER VACCINES ON THE MARKET

     o Some current vaccines may interfere with efficacy of other vaccines or medications administered simultaneously with and/or subsequent to vaccination.

     o Salmogenics can be administered alone or with other vaccines. This makes Salmogenics cost effective for chicken growers who grow for worldwide consumption.

     o Additionally, some antigens may interfere with or affect the accuracy of traditional test or screening tools used to detect active or prior infections.

     o Salmogenics does not affect the accuracy of diagnostic procedures and does not reduce the effectiveness of other vaccines. It can be administered alone or with other vaccines thereby reducing the cost of administration.

     o Other vaccines are administered orally or through nasal passages or by individual injection which requires man hours to handle.

The Salmogenics vaccine can be administered with other vaccines directly into the egg before the egg is hatched without additional handling costs and without human handling of the chick and stress to the live bird. Prior vaccines generally failed to provide a Salmonella-containing multivalent vaccine composition which is as effective as Salmogenics in inducing an immune response to at least one intestinal pathogenic organism.

The USDA has recently ordered the poultry industry to reduce the percentage of Salmonella infected chicken allowed on the market from 7% to 5%. Salmogenics has been shown in efficacy studies to help accomplish these strict requirements set forth by the USDA. (FEDERAL REGISTER / VOL. 75, NO. 93 / FRIDAY, MAY 14, 2010 / NOTICES; DOCKET NO. FSIS-2009-0034, 27288.)

MARKETING STRATEGY AND SIZE

The Company intends to market to the USA broiler young chicken and parental industry initially followed by commercial egg-type laying hen and egg markets. USDA/FSIS regulatory approval is required for each specie and label claim. USA young progeny broiler market consists of 8.64 billion processed annually in 2010 produced from approximately 40 million laying hens- both are considered viable profitable markets for new technology vaccine markets ("U.S. POULTRY AND EGG ASSOCIATION, ECONOMIC DATA, POULTRY PRODUCTION AND VALUE SUMMARY 2010", www.poultryegg.org/economic data/)

Following initial market entry into the young broiler chicken and parental markets, the Company is responsible for all financial obligations as NHIL will proceed to obtaining federal regulatory approval and initiate marketing efforts into the commercial egg-type laying hen and egg markets. It is well recognized that the Salmonella organism, once it infects the laying hen, will continue to contaminate the egg as it tracks down the oviduct. Once the organism is present in the egg, almost a perfect nutrient environment will assure that those persons consuming an uncooked egg (a common practice in most parts of the world) will become infected. Weaker human immune systems (i.e., the very young and very elderly) have a greater chance of Salmonella infection.

The international animal industry is approximately 4-times the size of the United States chicken industry. Single-organism Salmonella vaccines have been used extensively in the United Kingdom plus those markets outside the United Kingdom. The UK's regulatory agencies have strongly encouraged Salmonella vaccines of both animal progeny and their parents. (WATTAGNET.COM, "GLOBAL BROILER PRODUCTION TO MAINTAIN GROWTH" APRIL 6, 2009)

PRODUCT CUSTOMER DECISIONS

The immediate customers are the poultry farms, specifically in the chicken industry and in particular Poultry Company Veterinarians. Vaccine product use decisions are fairly straightforward in the United States due to a limited number of Poultry Company Veterinarians who will determine technology need/worth, safety, efficacy and bottom-line profitability of the vaccine. Each Veterinarian must persuade their top management and cost accountants by conducting company field studies and demonstrations of cost-effectiveness as to the reason to use the product.

Our potential end users of our product are the poultry farms which in the United States includes the companies listed below.

TOP 10 BROILER CHICKEN COMPANIES

Representing 73 % of the total chickens processed annually include:

----------------------------------------------------------------------------------------------------------
                                                              Annually          Annual
Rank              Broiler Chicken Company            Processed (million)1       R-T-C 2 (lbs.)
----------------------------------------------------------------------------------------------------------
#1                Tyson Foods, Inc............................1,944 .....................8,372
#2                Pilgrim's Pride Corp........................1,676......................6,578
#3                Perdue Farms, Inc.............................626......................2,787
#4                Sanderson Farms, Inc..........................405......................2,566
#5                Koch Foods, Inc...............................494......................1,828
#6                Wayne Farms, LLC .............................289......................1,807
#7                Mountaire Farms, Inc..........................263......................1,740
#8                House of Raeford Farms, Inc...................198......................1,217
#9                Foster Farms, Inc.............................296......................1,037
#10               Peco Foods, Inc...............................176........................986
----------------------------------------------------------------------------------------------------------
TOP 10 TOTAL      .........................................6,369 million................28,920 million
ANNUAL TOTAL      ..........................................8.64 billion..................38.8 billion
TOP 10 (% of total).........................................73.7 %........................74.5 %
----------------------------------------------------------------------------------------------------------
1 Number of birds that represents "MARKET SIZE" for the Company's product.
2 NOTE: R-T-C equals "READY-TO-COOK" chicken.

(Source:  Watt PoultryUSA Feb. 2010,  http://www.wattpoultryusa-digital.com  and
U.S. Egg and Poultry Association http://www.poultryegg.org/economic_data/ (as of
Feb. 2010))

MARKET PENETRATION TECHNIQUES EMPLOYED

United States markets will be penetrated with a market entry program that will include:

     o    Research data publications, including efficacy and safety research.
     o    Company and product name(s) recognition.
     o    Strong and reliable regulatory approvals and label claim development.
     o Company presents at animal meetings (particularly and initially poultry meetings and conventions).
     o Company and product advertising in prominent animal production (especially and initially the chicken production industry) and food safety publications.
     o A strong and well-experience technical staff that will work with the technical experts in the poultry industry, such staff has not been identified at the time of this filing.
     o    Strong sales force, with experience in the poultry industry.

COMPETITION, AREAS OF INTENDED USAGE, AND SUCCESS RATE

Historically, vaccines have generally fail to provide a multivalent antigen (an antigen which stimulates production of multiple antibodies) composition which can be easily and effectively administered in a commercial farm environment at a reduced cost, while failing to provide a multivalent antigen composition that can be utilized alone or in combination with vaccine products for use with other diseases without reducing the efficacy of either vaccine component and/or the ability to detect or diagnose particular diseases within inoculated birds. Current vaccines competitive to the Company's include:

     o Sporulin(TM), with the active ingredients BACILLUS SUBTILIS and BACILLUS LICHENIFORMIS, is fed via animal feed additive with intended use in live performance general bacteria issues. Typically, this product is used in live broiler young chicken production operations. The product has been introduced with very limited success. Sporulin is manufactured and sold by Pacific Vet Group.

     o FloraMax-B11(TM) that is a probiotic for poultry only and administered as a water soluble additive with intended use in SALMONELLA and E. COLI food safety issues. Typically this product is used in commercial egg-type and breeder hen production operations. The product has had some success in commercial egg-type laying hen operations. FloraMax-B11 is manufactured and sold by Pacific Vet Group.

     o LAYERMUNE(R)SE currently sets the standard in SALMONELLA ENTERITIDIS protection of commercial egg-type laying hens in the USA. CEVA, a French pharmaceutical company, received the first USDA license for a poultry vaccine against S. enteritidis with multiple strains aids for the reduction of salmonella colonization of the intestinal tract thereby reducing the risk of SE shed in the environment and egg shell contamination. Introduced in 1992, LAYERMUNE(R)SE has been instrumental in earning CEVA the #1 ranking in salmonella vaccines in the U.S. The oil-based bacteria product is administered to chickens via subcutaneous injections.

RECENT DEVELOPMENTS

The Company has successfully completed the requirements of Phase I, Phase II and Phase III efficacy studies as set forth by the USDA and the Salmogenics product has currently entered into the final phase of becoming a USDA approved vaccine for the in ovo vaccination of chicken eggs.

On January 28, 2011, strains of Salmogenics Vaccine were deposited with the American Type Culture Collection Repository. The American Type Culture Collection (ATCC) is a private, not-for-profit biological resource center whose mission focuses on the acquisition, authentication, production, preservation, development and distribution of standard reference microorganisms, cell lines and other materials for research in the life sciences. The deposit was made in order to have ATCC determine whether the Salmogenics vaccines meet industry standards.

On February 15, 2011, with USDA approval, AHPharma began the final phase of Salmogenics vaccine consisting of in house study ordered and required by USDA for the chicken industry. The Company completed all prior requirements of the USDA to include:

1. Phase I which involved independent research with Dr. James McNaughton, PhD and AHPharma, Inc. which demonstrated that Salmogenics Vaccine:

     o Reduced fecal bacteria loads significantly for E. coli and Salmonella bacteria.

     o    Produced an average weight gain of 2% per bird.

     o    Reduced mortality.

2.       Phase II demonstrated:

     o In this phase various dosages of Salmogenic were tested to determine the most efficient and cost effective amount of vaccine to be administered to produce a chicken born with less or no Salmonella bacteria.

     o Clinical testing also showed that eggs treated with Salmogenics Vaccine had a reduced mortality as compared to the control groups.

3.       Phase III involved proving that Salmogenics vaccine:

     o When tested clinically Salmogenics Vaccine showed to help reduce the incidence of Salmonella and reach a point that meets the USDA regulatory requirements.
     o As of August 13, 2010 the USDA issued an edict that the acceptable incidence of Salmonella for chicken growers had been reduced from 7% to a 5% tolerance. Additionally, Salmogenics vaccine was concomitantly administered with Mareks vaccine and found to not alter the effects of Mareks Vaccine nor the effectiveness of Salmogenics Vaccine.

4. As of February 16, 2011, the Company was able to announce that the final phase of USDA approval had begun, which will involve:

     a.   Meeting with the USDA for a review of the final steps.

     b.   Selecting a vaccine manufacturer.

     c. The collection of salmonella strains for the mock study requested by USDA.

     d. The approval of AHPharma by the USDA that their facilities will be approved to perform the final field study for Salmogenics Vaccine. The number of birds to be tested is to be determined. This field study is done to determine if any variations exist between previous efficacy studies and studies done in the commercial field.

5.   On  May  3,  2011  the  US  Patent  Office  issued  Patent  No.   7,935,355
     "Composition and Method for Controlling Intestinal Pathogenic Organisms" for Salmogenics Vaccine.

6. On August 2, 2011, the US Patent Office issued Patent No. 7,988,978 "Composition and Method for Controlling Intersion Pathogenic Organisms" for Salmogenics Vaccine.

7.   The Company's status regarding its Phase 4 efficacy testing is:

     - Assure that the requirements from the vaccine manufacturer will meet the standard batch consistency as defined by the USDA as part of the efficacy requirements.

     - Begin the conduction of the USDA approved large bird efficacy study to be done by AHPharma which meets the following parameters:

          o That the vaccine product can be safely and standardly commercially applied by the intended customers.
          o That the claims are sustainable and reproducible when applied to larger populations of birds.
          o To see if the vaccine can be used in other circumstances such as a combined treatment with other vaccines.

     - Collect and present the data of the efficacy tests to be analyzed and results sent to the USDA for final approval.

OUR PRODUCT

We have developed and tested one product, Salmongenics, which we intend to market in the United States initially and later worldwide. The Company owns the rights to Salmogenics in the United States and Canada. The Company has been granted with all marketing rights to Salmogenics in all other countries under the License Agreement.

Salmongenics contains the Sotomayor Antigen, which has been patented by NHIL. An antigen is a substance that, when introduced into a body, triggers the production of an antibody by the immune system, which will then kill or neutralize the antigen that is recognized as a foreign and potentially harmful invader. The Sotomayor Antigen pertains to a particular composition of multiple germs mainly of the Genus Salmonella in order to control intestinal pathogenic organisms in the chicken species.

OUR STRATEGY

The Company's objective is to be a leader in the commercialization of salmonella vaccine products. To achieve this objective, we intend to:

o Management's current focus is on the final approval by the USDA of the Company's sole product, the Salmogenic vaccine. As the Company, moves closer to final approval, it will begin to develop and focus efforts on marketing and sales of the Salmongenic vaccine.

o EXPAND OUR PORTFOLIO OF PRODUCTS. The Company intends to expand its existing portfolio of product candidates. The Company will take into account market attractiveness, technical feasibility, the potential to develop a proprietary position and the productiveness of animal models in choosing among new product development opportunities. Though, at the time of this filing, management has not taken any efforts and has no plans to take any efforts in this direction.

o BROADEN OUR LICENSEE. The Company plans to broaden its portfolio of licenses of and other technologies to develop new products and attract corporate and academic collaborators. We intend to accomplish this through internal and sponsored research, in-licensing and technology acquisitions. Though, at the time of this filing, the Company has not identified any such opportunities.

RELATIONSHIP WITH NHIL

NHIL owns 89.13% of the Company's common stock and as such is not only the Company's parent company, but also its majority and controlling shareholder. NHIL owns all of the patents and trademarks associated with the salmogenic vaccine.

On November 29, 2010, the Company entered into License Agreement with NHIL, our majority shareholder. The License Agreement provides us with exclusive license to performe final phase of USDA study, manufacture, distribute, market and sell the Salmonella Vaccine and the Salmonella Antigen, not only in the United States, but also worldwide. Though, at this time, the Company has not made any plans regarding operations outside of the United States. As part of the consideration of the License Agreement, the Company has agreed to undertake the financial obligations for the acquisition of any patents and obtaining USDA approval, in addition to the issuance of the 683,097,847 shares to NHIL. The License Agreement has no provisions for termination, unless the Company defaults on its responsibilities, and is perpetual.

At September 15, 2011, NHIL holds 664,717,057 shares of common stock or 89.13% of the issued and outstanding common stock of the Company. NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding) of the 664,717,057 shares it holds as part of this Registration Statement. At the time of this filing, NHIL has no arrangements to sell these shares. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock (80.21% of the total issued and outstanding common stock.)

COMPETITION:

Competition among entities attempting to identify and develop new therapies is intense. The Company faces, and will continue to face, competition from pharmaceutical and biotechnology companies, academic and research institutions and government agencies, both in the United States and abroad. Many of the Company's competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than the Company. Future competition will likely come from existing competitors, as well as other companies seeking to develop new treatments.

At this time, the Company has an exclusive license from NHIL. The Company may be dependent on NHIL for support of certain of its technologies and intends to rely on NHIL for development of any future products. Product candidates of the Company, as it begins to pursue its strategy as discussed above, therefore, may be subject to competition with a potential product under development by NHIL.

Rapid technological development by the Company or others may result in products or technologies becoming obsolete before the Company can recover development expenses. Products developed by the Company could be made obsolete by less expensive or more effective technologies, even technologies unrelated to salmonella vaccine. For example, competitors may also develop vaccines that may compete with or obviate the need for the Company's products. There can be no assurance that the Company will be able to make the enhancements to its technology necessary to compete successfully with existing or newly emerging technologies.

GOVERNMENT REGULATION:

Prior to marketing, any products developed by the Company must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes efficacy studies, and may include post-marketing surveillance of each compound to establish its safety and efficacy (effectiveness), can take many years and require the expenditure of substantial resources. Efficacy studies are performed to determine the effectiveness of the product on both a small and large scale. Post-marketing surveillance requires that the Company continue to monitor the usage and effectiveness of the product upon sale to users. Data obtained from efficacy studies are subject to varying interpretations that could delay, limit or prevent regulatory approval. Delays or rejections may also be encountered based upon changes in USDA policies for vaccine approval during the period of product development and USDA regulatory review. Similar delays may also be encountered in obtaining regulatory approval in foreign countries. Delays in obtaining regulatory approvals could adversely affect the marketing of any vaccine developed by the Company or its corporate collaborators, impose costly procedures upon the Company's or its corporate collaborators' activities, diminish any competitive advantages that the Company may attain and adversely affect the Company's receipt of revenues. There can be no assurance that regulatory approval will be obtained for products developed by the Company. Furthermore, regulatory approval may entail limitations on the indicated uses of a proposed product.

As state previously, the Company is in the Phase 4 of the approval process where efficacy testing has been defined as:

          o The vaccine product must be safely commercially manufactured at a USDA approved vaccine manufacturer:
          o That every batch of the vaccine product produced during Phase 4 testing meets not only meets the required standards, but does so consistently;
          o That the vaccine product can be safely applied commercially by the potential customers.
          o That the claims of made regarding the vaccine product are sustainable and reproducible when applied to larger populations.

The Company's status regarding Phase 4 efficacy testing is:

          o In the process of identifying and contracting an USDA approved vaccine manufacturer.
          o Assure that the requirements from the vaccine manufacturer will meet the standard batch consistency as defined by the USDA efficacy study.
          o Begin the conduction of the USDA approved large bird efficacy study to be done by AHPharma which meets the following:

               o That the vaccine product can be safely and standardly commercially applied by the intended customers.
               o That the claims are sustainable and reproducible when applied to larger populations of birds.
               o To see if the vaccine can be used in other circumstances such as a combined treatment with other vaccines.

          o Collect and present the date to be analyzed and results sent to the USDA for final approval.

The regulation of the Company's products and its ongoing research is subject to change, and future legislative or administrative acts in the United States or other countries could have a material adverse effect on the Company's business, financial condition and results of operations. Regulatory requirements ultimately imposed could adversely affect the ability of the Company's corporate collaborators to perform efficacy studies, manufacture or market products, and could significantly delay or reduce the milestone or royalty payments payable to the Company.

Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, and could have a material adverse effect on the Company's business, financial condition and results of operations. Violations of regulatory requirements at any stage during the regulatory process, including efficacy studies, the approval process, post-approval or in GMP, may result in various adverse consequences to the Company, including the USDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and license holder. There can be no assurance that the Company will be able to conduct efficacy studies or obtain necessary approvals from the USDA or other regulatory authorities for any products. Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than we desire and could affect the marketability of the Company's proposed products. Failure to obtain required governmental approvals will delay or preclude the Company or its corporate collaborators from marketing products or limit the commercial use of such products and could have a material adverse effect on the Company's business, financial condition and results of operations.

FACILITIES

The Company operates out of facilities leased by NHIL at 2820 Remington Green Circle, Tallahassee, Florida 32308.

BACKLOG OF ORDERS

We currently have no orders for sales at this time.

GOVERNMENT CONTRACTS

We have no government contracts.

NUMBER OF PERSONS EMPLOYED

As of July 31, 2011, we had no full-time employees. Officers and Directors work on an as needed part-time basis up to 30 hours per week.

PLAN OF OPERATIONS

We had no operations prior to January 2009 and we did not have any revenues during the fiscal year ended December 31, 2010. We did not recognize any income in the year ended December 31, 2009. We have minimal capital, minimal cash, and only our intangible assets consist of our patents and patent applications, business plan, relationships and contacts. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

Our plan of operations is as follows:

MILESTONES
---------------------------   --------------------------------------------------

           2nd Quarter 2011   -         Filing of Registration Statement.
                              -         Continuation  of Final  USDA  Field Test
                                        Preliminary  (Mock  Study)  focusing  on
                                        forming  a model  that  will be used for
                                        the Final Efficacy Study required by the
                                        USDA.
---------------------------   --------------------------------------------------

           3rd Quarter 2011   -         End Final  USDA  Model  Trials for Large
                                        Scale Efficacy Testing.
                              -         Initiate Vaccine Manufacturing Setup for
                                        Final Efficacy Testing.
---------------------------   --------------------------------------------------

           4th Quarter 2011   -         Manufacturing  Vaccine  batch  for Final
                                        Efficacy Testing.
                              -         Proceeding to the Final Efficacy Testing
                                        filed with USDA according to Model test for USDA approval.
                              -         Initiate Marketing Development.

---------------------------   --------------------------------------------------

           1st Quarter 2012   -         Continuing   with  the  Final   Efficacy
                                        Testing  filed  with USDA  according  to
                                        Model test for USDA approval.
                              -         Continuing Marketing Development.
---------------------------   --------------------------------------------------

The Company's status regarding its Phase 4 efficacy testing is:

     o In the process of identifying and contracting an USDA approved vaccine manufacturer.
     o Assure that the requirements from the vaccine manufacturer will meet the standard batch consistency as defined by the USDA as part of the efficacy requirements.
     o Begin the conduction of the USDA approved large bird efficacy study to be done by AHPharma which meets the following parameters:

          o That the vaccine product can be safely and standardly commercially applied by the intended customers.
          o That the claims are sustainable and reproducible when applied to larger populations of birds.
          o To see if the vaccine can be used in other circumstances such as a combined treatment with other vaccines.

     o Collect and present the data of the efficacy tests to be analyzed and results sent to the USDA for final approval.

Our Budget for operations in next year is as follows:

THE VACCINE- FINAL TESTING FOR USDA APPROVAL
Final Testing for USDA approval                                         $415,000
Manufacturing Cost of the Vaccine                                       $750,000
Compensation for in-house doctors/scientist                             $150,000


ADMINISTRATION
Marketing/Fundraising                                                   $350,000
Management                                                              $150,000
Legal and accounting                                                     $35,000
Office Overhead/Salaries                                                 $45,000
                                                                  --------------
                                                      TOTAL           $1,895,000

We will need substantial additional capital to support our proposed future operations. We have NO revenues. We have NO committed source for any funds as of date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales, and could fail in business as a result of these uncertainties.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

B.  DESCRIPTION OF PROPERTY

(a)       Real Estate                     None.(1)
(b)       Title to properties.            None.
(c)       Oil and Gas Prospects.          None.
(d)       Patents and Patent Applications

Global Green does not hold any patents or pending patent applications for the Salmogenics vaccine, rather the patents, patent applications and trademarks for the Salmogenic vaccine are held in the name of NHIL, Global Green's majority shareholder and parent company. Global Green licenses with NHIL for the usage of such intellectual property. Pursuant to the License Agreement, Global Green is required to pay for the USDA approval of the products.

NHIL holds the following patents and/or patent applications with the United States Patent and Trademark Office:

------------------- ----------------------------------------------- ------------------ ------------------------
                                                                     Patent Issuance
  Patent Number                      Patent Title                         Date          Patent Expiration Date
------------------- ----------------------------------------------- ------------------ ------------------------
    7,988,978       Composition   and   method   for   controlling   August 2, 2011          August 2027
                    intestinal pathogenic organisms
------------------- ----------------------------------------------- ------------------ ------------------------
    7,935,355       Composition   and   method   for   controlling     May 3, 2011          February 2028
                    intestinal pathogenic organisms
------------------- ----------------------------------------------- ------------------ ------------------------

(1)      The Company does not own any property, real or otherwise.

C.  LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

D.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Currently there is no public trading market for our stock, and we have not applied to have the common stock quoted for trading in any venue. We intend to apply to have the common stock quoted on the OTC Bulletin Board ("OTC/QB") immediately after filing this registration statement.

The offering of the shares registered hereby could have a material negative effect on the market price for the stock if it is approved for quotation on the OTC/QB.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing the registration statement in which this prospectus is included, we intend to solicit a broker to apply for quotation of common stock on the FINRA's OTC/QB.

Quotations on the OTC/QB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the filing of this prospectus, we have 290 shareholders of record of our common stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As of the date of this prospectus, our selling shareholders hold 745,761,432 shares, 147,516,080 shares may be sold pursuant to this Registration Statement, including those of our majority shareholder NHIL for whom we are registering 66,471,705 shares. At the time of this filing, NHIL has no arrangements to sell these shares.

DIVIDENDS

As of the filing of this prospectus, we have not paid any dividends to shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Florida Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

E.  FINANCIAL STATEMENTS

The financial statements of Global Green, Inc. appear on pages F-1 through F-15.

                               GLOBAL GREEN, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    (FORMERLY, THE GLOBAL TECH ASSETS, INC.)

                       CONSOLIDATED FINANCIAL STATEMENTS,
                         INDEPENDENT ACCOUNTANTS' REPORT
                        AND INDEPENDENT AUDITORS' REPORT

                       JUNE 30, 2011 AND 2010 (UNAUDITED)
                         AND DECEMBER 31, 2010 AND 2009

                                     ACCELL

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors and Shareholders
Global Green, Inc.

We have reviewed the accompanying consolidated balance sheets of Global Green, Inc. (a development stage company) and its wholly owned subsidiary (together, the "Company") as of June 30, 2011, and the related consolidated statements of operations, shareholders' equity and cash flows for the three months and six months periods ended June 30, 2011 and 2010 and the cumulative period from July 12, 2004 (inception) to June 30, 2011. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred net losses and negative cash flow from operations since inception. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about the Company's ability to continue as a going concern.



/s/ Accell Audit & Compliance, P.A.




Tampa, Florida
September 20, 2011






--------------------------------------------------------------------------------
         4868 West Gandy Boulevard * Tampa, Florida 33611 * 866.683.2727
--------------------------------------------------------------------------------

                                     ACCELL


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Global Green, Inc.

We have audited the accompanying consolidated balance sheets of Global Green, Inc. (a development stage company) and its wholly owned subsidiary (together, the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended and the cumulative period from July 12, 2004 (inception) to December 31, 2010. These financial statements are the responsibility of the Global Green, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Green, Inc., as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred net losses and negative cash flow from operations since inception. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 31, 2010, the Company raised additional capital (see Notes 2 and 6).



/s/ Accell Audit & Compliance, P.A.



Tampa, Florida
September 20, 2011

--------------------------------------------------------------------------------
         4868 West Gandy Boulevard * Tampa, Florida 33611 * 866.683.2727
--------------------------------------------------------------------------------

                                                        GLOBAL GREEN, INC.
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                    CONSOLIDATED BALANCE SHEET
                                            JUNE 30, 2011, DECEMBER 31, 2010 AND 2009


                                                                JUNE 30, 2011
                                                                 (UNAUDITED)         DECEMBER 31, 2010       DECEMBER 31, 2009
                                                           ---------------------   ---------------------   ---------------------
ASSETS
Current assets
  Cash and cash equivalents (Note 6)                       $            127,029    $                  -    $                  -

Intangible asset, net (Note 4)                                            6,635                   6,803                       -
                                                           ---------------------   ---------------------   ---------------------

       Total assets                                        $            133,664    $              6,803    $                  -
                                                           ---------------------   ---------------------   ---------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Due to shareholders                                      $                500    $              5,500    $                  -
                                                           ---------------------   ---------------------   ---------------------

Shareholders' equity:
  Preferred stock; no par value; 100,000,000                                  -                       -                       -
      shares authorized; no shares outstanding at
      June 30, 2011, December 31, 2010 or 2009
  Common stock; $.00001 par value; 3,000,000,000                          7,458                   7,345                     314
      shares authorized; 745,761,432, 734,513,814
      and 3,141,597 shares issued and outstanding at
      June 30, 2011, December 31, 2010 and 2009,
      respectively
  Additional paid in capital                                            285,573                    (314)                   (314)
Deficit accumulated during the development stage                       (159,867)                 (5,728)                      -
                                                           ---------------------   ---------------------   ---------------------

       Total shareholders' equity                                       133,164                   1,303                       -
                                                           ---------------------   ---------------------   ---------------------

Total liabilities and shareholders' equity                 $            133,664    $              6,803    $                  -
                                                           ---------------------   ---------------------   ---------------------






        See accompanying Notes to Financial Statements

                                                    GLOBAL GREEN, INC.
                                               (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                     FOR THE THREE MONTHS ENDED JUNE 30, 2011 AND 2010
                                                        (UNAUDITED)



                                                                          THREE MONTHS ENDED       THREE MONTHS ENDED
                                                                     JUNE 30, 2011 (UNAUDITED)  JUNE 30, 2010 (UNAUDITED)
                                                                     -------------------------  -------------------------


REVENUES                                                             $            -             $              -
                                                                     -------------------------  -------------------------

OPERATING EXPENSES
   Testing for U.S. Department of                                                    87,800                        -
       Agriculture's approval (Note 1)
   Professional fees                                                                 12,519                        -
   Stock transfer agent fees                                                            631                        -
   General and administrative                                                           450                        -
   Consulting fees                                                                        -                      200
   Amortization                                                                          84                        -
                                                                     -------------------------  -------------------------
        Total operating expenses                                                    101,484                      200
                                                                     -------------------------  -------------------------

NET LOSS                                                             $             (101,484)    $               (200)
                                                                     -------------------------  -------------------------

 Net loss per share applicable to common                             $                (0.00)    $              (0.00)
   stockholders-- basic and diluted
                                                                     -------------------------  -------------------------

 Weighted average number of shares                                              745,761,432               34,440,364
   outstanding - basic and diluted
                                                                     -------------------------  -------------------------









                 See accompanying Notes to Financial Statements
                                      F-5

                                                    GLOBAL GREEN, INC.
                                               (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENT OF OPERATIONS
                                     FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010,
                                  AND THE PERIOD FROM INCEPTION (JULY 12, 2004) TO JUNE 30, 2011
                                                           (UNAUDITED)


                                                           SIX MONTHS ENDED       SIX MONTHS ENDED            INCEPTION TO
                                                            JUNE 30, 2011          JUNE 30, 2010             JUNE 30, 2011
                                                             (UNAUDITED)             (UNAUDITED)              (UNAUDITED)
                                                         --------------------    --------------------    --------------------


REVENUES                                                 $                 -     $                 -     $                 -
                                                         --------------------    --------------------    --------------------

OPERATING EXPENSES
   Testing for U.S. Department of                                    137,800                       -                 137,800
       Agriculture's approval (Note 1)
   Professional fees                                                  14,019                       -                  19,019
   General and administrative                                          1,497                       -                   1,497
   Stock transfer agent fees                                             631                       -                   1,131
   Consulting fees                                                         -                     200                     200
   Amortization                                                          168                       -                     196
   Bank fees                                                              24                       -                      24
                                                         --------------------    --------------------    --------------------
        Total operating expenses                                     154,139                     200                 159,867
                                                         --------------------    --------------------    --------------------

NET LOSS                                                 $          (154,139)    $              (200)    $          (159,867)
                                                         --------------------    --------------------    --------------------

 Net loss per share applicable to common                 $             (0.00)    $             (0.00)
   stockholders-- basic and diluted
                                                         --------------------    --------------------

 Weighted average number of shares                               741,473,666              18,877,441
   outstanding - basic and diluted
                                                         --------------------    --------------------








                 See accompanying Notes to Financial Statements
                                      F-6

                                                      GLOBAL GREEN, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                             CONSOLIDATED STATEMENT OF OPERATIONS
                                        FOR THE YEARS ENDED DECEMBER 31, 201 AND 2009,
                                AND THE PERIOD FROM INCEPTION (JULY 12, 2004) TO JUNE 30, 2011
                                                          (UNAUDITED)


                                                               Year Ended              Year Ended            Inception to
                                                            December 31, 2010       December 31, 2009      December 31, 2010
                                                         --------------------    --------------------    --------------------


REVENUES                                                 $                 -     $                 -     $                 -
                                                         --------------------    --------------------    --------------------

OPERATING EXPENSES
   Testing for U.S. Department of                                          -                       -                       -
       Agriculture's approval (Note 1)
   Professional fees                                                   5,000                       -                   5,000
   General and administrative                                              -                       -                       -
   Stock transfer agent fees                                             500                       -                     500
   Consulting fees                                                       200                       -                     200
   Amortization                                                           28                       -                      28
   Bank fees                                                               -                       -                       -
                                                         --------------------    --------------------    --------------------
        Total operating expenses                                       5,728                       -                   5,728
                                                         --------------------    --------------------    --------------------

NET LOSS                                                 $            (5,728)    $                 -     $            (5,728)
                                                         --------------------    --------------------    --------------------


 Net loss per share applicable to common                 $             (0.00)    $              0.00
   stockholders-- basic and diluted
                                                         --------------------    --------------------

 Weighted average number of shares                               101,674,121               3,141,597
   outstanding - basic and diluted
                                                         --------------------    --------------------


                 See accompanying Notes to Financial Statements
                                      F-7

                                                         GLOBAL GREEN, INC.
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                  CONSOLIDATED STATEMENT OF EQUITY
                                   FOR THE PERIOD FROM INCEPTION (JULY 12, 2004) TO JUNE 30, 2011

                                                                                                          Deficit
                                                                                                        Accumulated
                                                                                                        During the         Total
                                                            Common         Common        Additional     Development    Shareholders'
                                                            Shares          Stock     Paid in Capital      Stage           Equity
                                                         -------------  ------------  --------------- --------------   -------------
INCEPTION, July 12, 2004                                            -   $         -   $            -  $           -    $          -

   Share issuance, September 2004                           3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2004                                  3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2005                                  3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2006                                  3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2007                                  3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2008                                  3,141,597           314             (314)             -               -
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2009                                  3,141,597           314             (314)             -               -

   Recapitalization due to 10 to 1 stock split (Note 6)    28,274,370             -                -              -               -
   Stock based compensation (Note 6)                       20,000,000           200                -              -             200
   Share issuance (Note 1)                                683,097,847         6,831                -              -           6,831

Net loss                                                            -             -                -         (5,728)         (5,728)
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, December 31, 2010                                734,513,814         7,345             (314)        (5,728)          1,303

   Share issuance, March 2011 (unaudited) (Note 6)         11,247,618           113          285,887              -         286,000

Net loss (unaudited)                                                -             -                -        (52,655)        (52,655)
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, March 31, 2011 (unaudited)                       745,761,432         7,458          285,573        (58,383)        234,648

Net loss (unaudited)                                                -             -                -       (101,484)       (101,484)
                                                         -------------  ------------  --------------- --------------   -------------

BALANCE, June 30, 2011 (unaudited)                        745,761,432   $     7,458   $      285,573  $    (159,867)   $    133,164
                                                         -------------  ------------  --------------- --------------   -------------





                 See accompanying Notes to Financial Statements

                                                         GLOBAL GREEN, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                  CONSOLIDATED STATE OF CASH FLOWS
                                          FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010,
                                   AND THE PERIOD FROM INCEPTION (JULY 12, 2001) TO JUNE 30, 2011


                                                                Six Months Ended         Six Months Ended         Inception to
                                                                 June 30, 2011            June 30, 2010          June 30, 2011
                                                                  (unaudited)              (unaudited)            (unaudited)
                                                            ---------------------    ---------------------    ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                  $           (154,139)    $               (200)    $           (159,867)
  Adjustments to reconcile net loss to net cash
    from operating activities:
         Amortization                                                        168                        -                      196
         Stock based compensation                                              -                      200                      200
       Change in assets and liabilities:
         Due to shareholders                                              (5,000)                       -                      500
                                                            ---------------------    ---------------------    ---------------------
Net cash from operating activities                                      (158,971)                       -                 (158,971)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from share issuance (Note 6)                                  286,000                        -                  286,000
                                                            ---------------------    ---------------------    ---------------------

NET CHANGE IN CASH (NOTE 6)                                              127,029                        -                  127,029
CASH, beginning of period                                                      -                        -                        -
                                                            ---------------------    ---------------------    ---------------------
CASH, end of period                                         $            127,029     $                  -     $            127,029
                                                            ---------------------    ---------------------    ---------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
    Common stock issued for acquisition of
        Global Green International, Inc.                    $              6,831     $                  -     $              6,831
                                                            ---------------------    ---------------------    ---------------------













                 See accompanying Notes to Financial Statements

                                                         GLOBAL GREEN, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                  CONSOLIDATED STATE OF CASH FLOWS
                                           FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
                                   AND THE PERIOD FROM INCEPTION (JULY 12, 2001) TO DECEMBER 31, 2010

                                                               December 31, 2010        December 31, 2009         Inception to
                                                                                                                 December 31, 2010
                                                            ---------------------    ---------------------    ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                  $             (5,728)    $                  -     $             (5,728)
  Adjustments to reconcile net loss to net cash
    from operating activities:
         Amortization                                                         28                        -                       28
         Stock based compensation                                            200                        -                      200
       Change in assets and liabilities:                                                                                         -
         Due to shareholders                                               5,500                        -                    5,500
                                                            ---------------------    ---------------------    ---------------------
Net cash from operating activities                                             -                        -                        -

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from share issuance (Note 6)                                        -                        -                        -
                                                            ---------------------    ---------------------    ---------------------

NET CHANGE IN CASH (NOTE 6)                                                    -                        -                        -
CASH, beginning of period                                                      -                        -                        -
                                                            ---------------------    ---------------------    ---------------------
CASH, end of period                                         $                  -     $                  -     $                  -
                                                            ---------------------    ---------------------    ---------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
    Common stock issued for acquisition of
        Global Green International, Inc.                    $              6,831     $                  -     $              6,831
                                                            ---------------------    ---------------------    ---------------------

























                 See accompanying Notes to Financial Statements

                               Global Green, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 -  NATURE OF ORGANIZATION

Global Green, Inc. (the "Company") is a Florida Corporation incorporated on July 12, 2004 as a wholly owned subsidiary of Global Assets & Services, Inc. In September 2004, the Company was spun out into a separate legal entity. The Company changed its name from The Global Tech Assets, Inc. to Global Green, Inc. in April 2010 and its fiscal period end is December 31.

The Company is in the development stage. The principal activities during the development stage include organizing the corporate structure, implementing the Company's business plan and raising capital. Although the Company was formed in 2004, it did not have any operating activities until 2010.

Under the Share Exchange Agreement executed, on November 29 2011, between the Company and Nutritional Health Institute, LLC ("NHIL"), the Company acquired 100% of the issued and outstanding stock of Global Green International, Inc. ("GGII"), a wholly owned subsidiary of NHIL. At the same time, the Company issued approximately 683 million shares of its common stock, representing 93% of the ownership of the Company, to NHIL. After the above mentioned acquisition as per the Share Exchange Agreement, the Company has become a majority-owned subsidiary of NHIL. As the effective control over GGII did not change, in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 805 BUSINESS COMBINATIONS, GGII is consolidated at its book value( See Note 4). Prior to November 2010, CGII had no assets or operations, so there is no impact to the historical financial statements.

GGII, a wholly-owned subsidiary of the Company, has been granted the exclusive worldwide rights (the "Licensing Agreement") to manufacture, distribute, market and sell a Salmonella and Antigen vaccine (the "Vaccine"). The Licensing Agreement was executed between NHIL and GGII before the Company acquired the 100% ownership of GGII and is the only asset of CGII.

In February 2011, the Vaccine has been entered into the final phase of becoming a United States Department of Agriculture ("USDA") approved vaccine for the in ovo vaccination of chicken eggs to provide immunity against Salmonella bacteria. In May 2011, the United States Patent and Trademark Office granted a patent for the method and composition in the Vaccine.


NOTE 2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. As of June 30, 2011 the Company has incurred net losses of $159,867 since inception (July 12, 2004).

Management's plans include raising capital through the equity markets to fund operations and eventually, the generating of revenue through its business; however, there can be no assurance that the Company will be successful in such activities. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classifications of the liabilities that might be necessary should the Company be unable to continue as a going concern.

                               Global Green, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading.

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The significant accounting policies, estimates and related judgments underlying the Company's financial statements are summarized below. In applying these policies, management makes subjective judgments that frequently require estimates about matters that are inherently uncertain.

CASH AND CASH EQUIVALENTS
The Company considers all investments with a maturity date of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2011, December 31, 2010 or 2009.

REVENUE RECOGNITION
The Company recognizes revenue on arrangements in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 13, REVENUE RECOGNITION and FASB ASC 605-15-25, REVENUE RECOGNITION. In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. The Company did not report any revenues from inception to June 30, 2011.

EARNINGS PER SHARE
The Company has adopted ASC 260-10-50, EARNINGS PER SHARE, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Basic and diluted losses per share were the same at the reporting dates as there were no common stock equivalents outstanding at June 30, 2011, December 31, 2010 or 2009.

INCOME TAXES
Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

                               Global Green, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files income tax returns in the United States and Florida, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the Company's federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Management has evaluated tax positions in accordance with FASB ASC 740, INCOME TAXES, and has not identified any significant tax positions, other than those disclosed.

SUBSEQUENT EVENTS
In accordance with FASB ASC 855, SUBSEQUENT EVENTS, the Company evaluated subsequent events through the date of this audit report, the date the financial statements were available for issue.


NOTE 4 - INTANGIBLE ASSET

The Company accounts for its intangible asset in accordance FASB ASC 350 INTANGIBLES--GOODWILL AND OTHER. The intangible assets consist of the Licensing Agreement and is carried at an allocated cost, less accumulated amortization. The Licensing Agreement was executed on November 29, 2010 between NHIL and GGII, before the Company acquired the 100% ownership of GGII as described in Note 1. The provisions in the License Agreement include the Company's responsibilities to protect the Vaccine information and to assume financial responsibilities for the acquisition of USDA approval of the Vaccine. The License Agreement has no expiration date, but is being amortized over the 20 year legal life of the related patent. As the effective control over GGII did not change after acquisition by the Company, in accordance with FASB ASC 805, BUSINESS COMBINATIONS, the License Agreement is consolidated at the book value.

Components of intangible assets at the periods ended are as follows:

                           JUNE 30, 2011
                            (UNAUDITED)    DECEMBER 31, 2010   DECEMBER 31, 2009
                           -------------  ------------------  ------------------


License agreement          $      6,831    $         6,831    $              -
Accumulated amortization           (196)               (28)                  -
                           -------------  ------------------  ------------------

                           $      6,635    $         6,803    $              -
                           -------------  ------------------  ------------------

                               Global Green, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5 - TAXES

The components of income tax expense for the periods ended are as follows:

                                         JUNE 30, 2011                                JUNE 30, 2010
                                          (UNAUDITED)        DECEMBER 31, 2010         (UNAUDITED)         DECEMBER 31, 2009
                                      -------------------   --------------------   --------------------   --------------------
Current tax expense (benefit)         $          (57,956)   $            (2,153)   $               (75)   $                 -
Deferred tax expense (benefit)                         -                      -                      -                      -
Change in valuation allowance                     57,956                  2,153                     75                      -
Use of operating loss carryforward                     -                      -                      -                      -
                                      -------------------   --------------------   --------------------   --------------------

                                      $                -    $                 -    $                 -    $                 -
                                      -------------------   --------------------   --------------------   --------------------

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the periods ended are as follows:

                                                   JUNE 30, 2011                             JUNE 30, 2010
                                                    (UNAUDITED)        DECEMBER 31, 2010      (UNAUDITED)        DECEMBER 31, 2009
                                                  ---------------   --------------------   -----------------   --------------------

Pretax earnings (loss) at federal statutory rate  $      (52,407)   $            (1,948)   $            (68)   $                 -
State income tax (benefit), net of federal benefit        (5,549)                  (205)                 (7)                     -
Change in valuation allowance                             57,956                  2,153                  75                      -
                                                  ---------------   --------------------   -----------------   --------------------

                                                  $            -    $                 -    $              -    $                 -
                                                  ---------------   --------------------   -----------------   --------------------

The components of deferred taxes are as follows:

                                                               JUNE 30, 2011
                                                                (UNAUDITED)        DECEMBER 31, 2010      DECEMBER 31, 2009
                                                           -------------------   --------------------   --------------------
Deferred income tax assets:
Operating loss carryforwards                               $           57,956    $             2,153    $                 -
Less: Valuation allowance                                             (57,956)                (2,153)                     -
                                                           -------------------   --------------------   --------------------

Net deferred tax asset                                     $                -    $                 -    $                 -
                                                           -------------------   --------------------   --------------------

At June 30, 2011 and December 31, 2010, a valuation allowance was established for the entire amount of the net deferred tax asset as the realization of the deferred tax asset is dependent on future taxable income.

At June 30, 2011, the Company had net operating loss carryforwards for tax purposes of approximately $160,000, which will expire beginning in 2031, if not previously utilized.

                               Global Green, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - EQUITY

In April 2010, the Company authorized the issuance of up to 100,000,000 shares of Preferred Stock at no par value. As of June 30, 2011 and December 31, 2010, no shares are issued or outstanding.

In May 2010, the Company had a 10-to-1 stock forward split, changing its par value from $.0001 per share to $.00001 per share. Right after the said stock split, the Company issued 20,000,000 shares of its common stock to certain shareholders for services rendered valued at $200. This is recorded as a non-cash expense in the accompanying statement of operations.

On March 21, 2011, the Company completed a private placement of common stock to accredited investors and raised $286,000 of working capital.

NOTE 7 - RELATED PARTY TRANSACTIONS AND COMMITMENTS

During the period ending December 31, 2010, shareholders of the Company paid expenses totaling $5,500 for attorney and stock transfer fees which are included in Due to Shareholders on the accompanying balance sheet. At June 30, 2011 and December 31, 2010 and 2009, the amounts due to related parties were $500, $5,500 and $0, respectively.

Through its wholly-owned subsidiary, GGII, the Company has exclusive rights to the Licensing Agreement with NHIL, the Company's majority shareholder. In accordance with this agreement, GGII assumes the financial responsibility for the acquisition and maintenance of all patents, as well as USDA's approval of the Vaccine.

NOTE 8 - CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with FASB ASC 450-20-50, CONTINGENCIES. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines than an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2011 and December 31, 2010, the Company is not aware of any contingent liabilities that should be reflected in the accompanying financial statements.

NOTE 9 - SUBSEQUENT EVENT

Subsequent to the December 31, 2010 audit, in May 2011, the United States Patent and Trademark Office granted a patent for the Method and Composition in the Vaccine.

F. SELECTED FINANCIAL INFORMATION
---------------------------------

Not applicable.

G. SUPPLEMENTARY FINANCIAL INFORMATION
--------------------------------------

Not applicable.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR UNAUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. WE CAUTION READERS REGARDING CERTAIN FORWARD LOOKING STATEMENTS IN THE FOLLOWING DISCUSSION AND ELSEWHERE IN THIS REPORT AND IN ANY OTHER STATEMENT MADE BY, OR ON OUR BEHALF, WHETHER OR NOT IN FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. FORWARD-LOOKING STATEMENTS ARE STATEMENTS NOT BASED ON HISTORICAL INFORMATION AND WHICH RELATE TO FUTURE OPERATIONS, STRATEGIES, FINANCIAL RESULTS OR OTHER DEVELOPMENTS. FORWARD LOOKING STATEMENTS ARE NECESSARILY BASED UPON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL AND MANY OF WHICH, WITH RESPECT TO FUTURE BUSINESS DECISIONS, ARE SUBJECT TO CHANGE. THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON OUR BEHALF. WE DISCLAIM ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

PLAN OF OPERATIONS

We had no operations prior to January 2009 and we did not have any revenues during the fiscal year ended December 31, 2010. We did not recognize any income in the year ended December 31, 2009. We have minimal capital, minimal cash, and only our intangible assets consist of our patents and patent applications, business plan, relationships and contacts. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

MILESTONES
---------------------------   --------------------------------------------------

          2nd Quarter 2011    -         Filing of Registration Statement.
                              -         Continuation  of Final  USDA  Field Test
                                        Preliminary  (Mock  Study)  focusing  on
                                        forming  a model  that  will be used for
                                        the Final Efficacy Study required by the
                                        USDA.
---------------------------   --------------------------------------------------

          3rd Quarter 2011    -         End Final  USDA  Model  Trials for Large
                                        Scale Efficacy Testing.
                              -         Initiate Vaccine Manufacturing Setup for
                                        Final Efficacy Testing.
---------------------------   --------------------------------------------------

          4th Quarter 2011    -         Manufacturing  Vaccine  batch  for Final
                                        Efficacy Testing.
                              -         Proceeding to the Final Efficacy Testing
                                        filed with USDA  according to Model test
                                        for USDA approval.
                              -         Initiate Marketing Development.
---------------------------   --------------------------------------------------

          1st Quarter 2012    -         Continuing   with  the  Final   Efficacy
                                        Testing  filed  with USDA  according  to
                                        Model test for USDA approval.
                              -         Continuing Marketing Development.
---------------------------   --------------------------------------------------

Our Budget for operations in next year is as follows:

THE VACCINE- FINAL TESTING FOR USDA APPROVAL

Final Testing for USDA approval                                    $415,000
Manufacturing Cost of the Vaccine                                  $750,000
Compensation for in-house doctors/scientist                        $150,000

ADMINISTRATION

Marketing/Fundraising                                              $350,000
Management                                                         $150,000
Legal and accounting                                                $35,000
Office Overhead/Salaries                                            $45,000
                                                                ------------
                                                   TOTAL         $1,895,000

We will need substantial additional capital to support our proposed future operations. We have no revenues. We have no committed source for any funds as of date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales, and could fail in business as a result of these uncertainties.

RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2010

During the six months ended June 30, 2011 and 2010, the Company did not recognize any revenues from its operational activities. Management does not anticipate recognizing any revenues from the sale of the Salmogenic vaccine, until the final approval of the USDA has been granted and at the time the Company will be able to begin sales and marketing efforts.

During the six months ended June 30, 2011, the Company incurred operational expenses totaling $154,139 compared to $200 during the six months ended June 30, 2010. The increase of $153,939 was primarily a result of the increase of $137,800 in the testing expenses connected the Phase 4 trials being performed as part of the USDA approval and the $14,019 increase in professional fees as a result of our efforts in filing this registration statement.

During the six months ended June 30, 2011, the Company incurred a net loss of ($154,139) compared to a net loss of ($200) for the six months ended June 30, 2010. The increase of $153,939 was a result of the increase of $153,939 in operational expenses.

FOR THE YEAR ENDED  DECEMBER  31, 2010  COMPARED TO THE YEAR ENDED  DECEMBER 31,
2009

During the years ended December 31, 2010 and 2009, the Company did not recognize any revenues from its operational activities. Management of the Company does not anticipate recognizing any revenues from the sale of the Salmogenic vaccine, until the final approval of the USDA has been granted and at that time the Company will be able to begin sale efforts for the salmogenic vaccine.

During the year ended December 31, 2009, the Company did not have operations and therefore did not incur any operational expenses.

During the year ended December 31, 2010, the Company incurred operational expenses of $5,728. The Company incurred $5,000 in professional fees, $500 in stock transfer fees and $200 in consulting fees. Management of the Company expects that as it continues with the completion of testing and gaining USDA approval it will continue to incur increasing operational expenses for the near future.

During the year ended December 31, 2010, the Company recognized a net loss of ($5,728). Due solely to operational expenses as discussed above.

LIQUIDITY

THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON THE COMPANY'S FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010, AND FOR EACH OF THE YEARS IN THE TWO-YEAR PERIOD THEN ENDED, INCLUDES A "GOING CONCERN" EXPLANATORY PARAGRAPH, THAT DESCRIBES SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

At June 30, 2010, the Company had total current assets of $127,029, consisting solely of cash and total current liabilities of $500, consisting solely of $500 due to shareholders. At June 30, 2011, the Company had working capital of $126,529.

During the six months ended June 30, 2011, the Company used $158,971 in funds in it operational activities. During the six months ended June 30, 2011, the Company recognized a net loss of ($154,139) which was adjusted for $168 in amortization expense.

During the six months ended the June 30, 2011, the Company received funds of $286,000 from its financing activities.

During the six months ended June 30, 2011, the Company sold 11,247,618 shares of common stock as part of a private placement at approximately $0.025 per share and received funds of $286,000.

At December 31, 2010, the Company had no current assets and total current liabilities of $5,500 consisting solely of $5,500 due to shareholders. At December 31, 2010, the Company had a working capital deficit of $5,500.

Due to its lack of funds, the Company did not have any cash flows during the years ended December 31, 2010 and 2009.

SHORT TERM

On a short-term basis, the Company has not generated any revenue or revenues sufficient to cover operations. For short term needs the Company will be dependent on receipt, if any, of offering proceeds.

CAPITAL RESOURCES

The Company has only common stock as its capital resource.

The Company has no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

NEED FOR ADDITIONAL FINANCING

The Company does not have capital sufficient to meet its cash needs. The Company will have to seek loans or equity placements to cover such cash needs. Once manufacturing and sales efforts commence, its needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by the Company's management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover the Company's expenses as they may be incurred.

The Company will need substantial additional capital to support its proposed operations. The Company has NO revenues. The Company has NO committed source for any funds as of the date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, the Company may not be able to carry out its business plan, may never achieve sales, and could fail in business as a result of these uncertainties.

LIMITED FINANCING

There is no assurance that the Company will achieve additional monies or financing will be available in the future or, if available, will be at favorable terms. In the event that the Company is unable to raise funds through the sale of its shares, the Company will have substantially less funds available to engage in sales of its salmogenic vaccine business.

The Company may borrow money to finance its future operations, although it does not currently contemplate doing so. Any such borrowing will increase the risk of loss to the investor in the event it is unsuccessful in repaying such loans.

CRITICAL ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all investments with a maturity date of three months or less when purchased to be cash equivalents. There were no cash equivalents at March 31, 2011 or December 31, 2010 and 2009.

REVENUE RECOGNITION

The Company recognizes revenueon arrangements in accordance with Securites and Exchange Commission Staff Accounting Bulletin No. 13, "Revenue Recognition" and Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605-15-25, "Revenue Recognition". In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. For the periods ended June 30, 2011 and December 31, 2010, and the period from inception to June 30, 2011, the Company did not report any revenues.

INCOME TAXES

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company files income tax returns in the United States and Florida, which are subject to examination by the tax authorities in these jurisdictions. Generally, the statute of limitations related to the Company's federal and state income tax return is three years. The state impact of any federal changes for prior years remains subject to examination for a period up to five years after formal notification to the states.

Management has evaluated tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740 and has not identified any significant tax positions, other than those disclosed.

SUBSEQUENT EVENTS

In accordance with FASB ASC 855, SUBSEQUENT EVENTS, the Company evaluated subsequent events through the date of this audit report, the date the financial statements were available for issue.

INTANGIBLE ASSETS

The Company accounts for intangible assets in accordance FASB ASC 350 INTANGIBLES--GOODWILL AND OTHER. Intangible assets consist of the Licensing Agreement and is carried at an allocated cost, less accumulated amortization. The Licensing Agreement is amortized over an estimated useful life of 20 years.

I. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

J.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

K.  DIRECTORS AND EXECUTIVE OFFICERS

             NAME                        AGE                         POSITION                           TERM
-------------------------------- -------------------- ---------------------------------------- -----------------------
Dr. Mehran P. Ghazvini, DC               48           President, CEO, CFO,                             Annual
                                                      Secretary/Treasurer and Chairman

Dr. Rene M. Reed, DC                     65           Vice President and Director                      Annual


DR. MEHRAN P. GHAZVINI, DC, PRESIDENT, CEO, CFO, SECRETARY/TREASURER AND CHAIRMAN OF THE BOARD:

Dr. Ghazvini has been President, CEO, CFO, Secretary/Treasurer and Chairman of the Board of Global Green, Inc. since December 2010. He has been a doctor of Chiropractic in his own practice, Premier Health Clinic & Rehab of Tallahassee, since 1997. Dr. Ghazvini's education background includes:

     o    Bachelor of Science, University of New York 1994
     o    Doctor of Chiropractic - Life University 1995
     o Doctor of Naturopathic Medicine - Florida College of Integrated Medicine 2003

He serves as CEO for Nutritional Health Institute Laboratories, since 2006.

He is qualified to hold the positions of President, Chief Executive Officer, Chief Financial Officer, Secretary/Treasurer and Chairman of the Board of the Company based on his involvement in the business since 1982. In the last 29 years he served as officer in business in a range of industries, such as real estate and construction, but has also owned his own chiropractic clinic. Dr. Ghazvini has served as the Chief Executive Officer of the Company's majority shareholder Nutritional Health Institute Laboratories, as the majority shareholder NHIL has appointed Dr. Ghazvini as an officer and director for his experience in running and managing well-established and start-up businesses combined with his knowledge and experience with the development and USDA approval of the Sotomayor vaccine gained from his years with NHIL.

DR. RENE M. REED, DC, VICE PRESIDENT AND DIRECTOR:

Dr. Reed has been Vice President and Director of the Company since December 2010. Dr. Reed has been in private practice since 1979 as Dr. Rene' M. Reed, DC, DABCO, NMD. Dr. Reed attended the University of Central Florida (formerly Florida Technological University), where he earned his BS in Business Administration - 1972. Dr. Reed's professional qualifications and postgraduate studies include:

     o National College of Chiropractic, Lombard, IL, 5 yr program, Doctor of Chiropractic, graduated April 1979
     o    Internship in Orthopedic Surgery,  Cook County Hospital,  Chicago, IL,
          1979
     o Orthopedic Program, Los Angeles College of Chiropractic, 4-year program, 1981-1985
     o    Awarded Fellowship as Board Eligible Chiropractic Orthopedist
     o    Passed Diplomate Chiropractic Orthopedic Boards - Part I, 1988
     o Passed Diplomate Chiropractic Orthopedic Boards - Part II, 1989; earned Postgraduate Degree Status of D.A.B.C.O., Diplomate American Board of Chiropractic Orthopedists course.
     o Florida College of Integrative Medicine, Orlando, FL, Doctor of Naturopathic Medicine (NMD) Nov 2003 (5336 didactic hours; 730 clinical hours in Integrative Family Medicine)

Dr. Reed has been Vice President of NHIL (Nutritional Health Institute Laboratories) since 2006.

Dr. Reed has served as the Vice President of Company's majority shareholder Nutritional Health Institute Laboratories, as the majority shareholder NHIL has appointed Dr. Reed as an officer and director for his experience in running and managing well-established and start-up businesses combined with his knowledge and experience with the development and USDA approval of the Sotomayor vaccine gained from his years with NHIL.

Our officers are spending up to 30 hours per week on our business at this time. At such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations and be paid accordingly.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 30 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

PROJECTED STAFF

STAFFING

Currently, we have no employees aside from the President who is part time. This lean staffing is possible in this phase because of our determination to outsource all operating functions. Our staff positions will be filled as budget allows and business demands require, and the positions may be altered in response to business needs.

L. EXECUTIVE AND DIRECTORS COMPENSATION
---------------------------------------

                                  COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the years ended December 31, 2010 and 2009 ("Named Executive Officers"):

                                        SUMMARY EXECUTIVES COMPENSATION TABLE

                                                                    NON-EQUITY    NON-QUALIFIED
                                                                    INCENTIVE       DEFERRED
                                                STOCK    OPTION        PLAN       COMPENSATION     ALL OTHER
                              SALARY    BONUS   AWARDS   AWARDS    COMPENSATION     EARNINGS     COMPENSATION      TOTAL
 NAME & POSITION     YEAR       ($)      ($)      ($)      ($)         ($)             ($)            ($)           ($)
------------------- -------- ---------- ------- -------- -------- --------------- -------------- -------------- ------------
Dr. Mehran P.       2010            0       0        0        0               0              0              0       0
Ghazvini, DC,
President, CEO,     2009            0       0        0        0               0              0              0       0
CFO, Secretary/
Treasurer


Dr. Rene M. Reed,   2010            0       0        0        0               0              0              0       0
DC, Vice-
President           2009            0       0        0        0               0              0              0       0

Drs. Ghazvini and Reed do not have employment agreements with the Company nor do they receive compensation for their services from the Company or from the Company's majority shareholder NHIL.








                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by the President and our most highly compensated executive officers for the year ended December 31, 2010 (the "Named Executive Officers"):

                                             OPTION AWARDS                                   STOCK AWARDS
                        -------------------------------------------------------- --------------------------------------
                                                                                                             Equity
                                                                                                             incentive
                                                Equity                                                       plan
                                                incentive                                          Equity    awards:
                                                plan                                               incentive Market
                                                awards:                                            plan      or
                        Number      Number of   Number of                        Number   Market   awards:   payout
                        of          securities  securities                       of       value    Number    value
                        securities  underlying  underlying                       shares   of       of        of
                        underlying  unexercised unexercised Option    Option     or       shares   unearned  unearned
                        unexercised options     unearned    exercise  expiration units    of       shares,   shares,
         Name           options        (#)      options     price     date       of       units    units     units
                           (#)      unexercis-     (#)        ($)                stock    of       or        or
                        exercise-   able                                         that     stock    other     others
                        able                                                     have     that     rights    rights
                                                                                 not      have     that      that
                                                                                 vested   not      have      have
                                                                                  (#)     vested   not       not
                                                                                           ($)     vested    vested
                                                                                                    (#)       ($)
----------------------- ---------- ------------ ----------- --------- ---------- -------- -------- --------- ---------
Dr. Mehran P.               0           0           0          0          0         0        0        0         0
Ghazvini, DC,
President, CEO, CFO,
Secretary/Treasurer

Dr. Rene M. Reed, DC,       0           0           0          0          0         0        0        0         0
Vice President


                              DIRECTOR COMPENSATION

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives Compensation Table" during the year ended December 31, 2010:

                                                                           Non-qualified
                                                             Non-equity      deferred
                 Fees earned                                 incentive     compensation     All other
                  or paid in      Stock         Option          plan         earnings      compensation      Total
     Name            cash       awards ($)    awards ($)    compensation        ($)            ($)            ($)
                     ($)                                        ($)
---------------- ------------- ------------- ------------- --------------- -------------- --------------- ------------
Dr. Mehran P.        -0-           -0-            -0-            -0-            -0-             -0-           -0-
Ghazvini, DC

Dr. Rene M.           -0-          -0-            -0-            -0-            -0-             -0-           -0-
Reed, DC

Thomas               -0-         100 (2)          -0-            -0-            -0-             -0-           100
McCrimmon, IV
(1)

Saburo Oto (1)       -0-         100 (2)          -0-            -0-            -0-             -0-           100

----------------
     (1) Mr. McCrimmon and Mr. Oto resigned from the Board of Directors on November 30, 2010.

     (2) In May 2010, the Board of Directors authorized the issuance of 10,000,000 shares of common stock to Saburo Oto (former director) and 10,000,000 shares of common stock to Thomas McCrimmon, IV (former director) at a value of $100 each for services rendered to the corporation.

All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

Directors receive no compensation for serving.

M. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF JULY 31, 2011

(a)      Beneficial owners of five percent (5%) or greater, of our common stock.

There are currently 3,000,000,000 common shares authorized of which 745,761,432 are outstanding at July 31, 2011.

The following sets forth information with respect to ownership by holders of more than five percent (5%) of our common stock:

   TITLE OF CLASS         NAME AND ADDRESS OF        AMOUNT AND NATURE   PRE-OFFERING PERCENT       POST-OFFERING
                            BENEFICIAL OWNER        OF BENEFICIAL OWNER        OF CLASS           PERCENT OF CLASS
                                                                                                    (POST-RESALE)
--------------------- ----------------------------- -------------------- ---------------------- ----------------------
Common shares         Nutritional Health                    664,717,057                 89.13%                 89.13%
                      Institute Laboratories (1,
                      2)
                      2820 Remington Green Circle
                      Tallahassee, FL 32308
                                                    -------------------- ---------------------- ----------------------

                      TOTAL                                 664,717,057                 89.13%                 89.13%
-----------------------
     (1)  Dr.  Mehran  P.  Ghazvini,  DC and Dr.  Rene M.  Reed,  DC are  either officers,  directors  and/or  beneficial  shareholders  of Nutritional
          Health Institute  Laboratories.  Drs. Ghazvini and Reed's ownership in
          NHIL is indirect  through  family trusts which hold ownership in NHIL.
          Drs.  Ghazvini  and Reed  disavow any  ownership to the equity in NHIL held by the family trusts.

     (2) NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding) of the 664,717,057 shares it holds as part of this Registration Statement. At the time of this filing, NHIL has no arrangements to sell these shares. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock
          (80.21% of the total issued and  outstanding  common stock.)

         (b) The following sets forth information with respect to our common stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of July 31, 2011.

        TITLE OF CLASS              NAME AND ADDRESS OF         AMOUNT AND NATURE OF           PERCENT OF CLASS
                                   BENEFICIAL OWNER (1)           BENEFICIAL OWNER
------------------------------- ---------------------------- ---------------------------- ----------------------------
Common shares                   Dr. Mehran P. Ghazvini,                  664,717,057 (2)                       89.13%
                                President, DC,
                                CEO, CFO,
                                Secretary/Treasurer and
                                Director (2)

Common shares                   Dr. Rene M. Reed, DC, Vice               664,717,057 (2)                       89.13%
                                President and Director (2)

                                                             ---------------------------- ----------------------------
All Directors and Executive                                              664,717,057 (2)                       89.13%
Officers as a Group (2
persons)
-------------------------------

     (1)  Address  is c/o Global  Green,  Inc.,  2820  Remington  Green  Circle,
          Tallahassee, Florida 32308.

     (2)  Dr.  Mehran  P.  Ghazvini,  DC and Dr.  Rene M.  Reed,  DC are  either officers,  directors  and/or  beneficial  shareholders  of Nutritional
          Health   Institute   Laboratories  and  they  disavow  any  beneficial
          ownership  in theequity  in NHIL held by family  trusts .  Nutritional
          Health Institute Laboratories holds 664,717,057 shares of common stock directly.

NHIL is registering 66,471,705 shares (8.91% of the issued and outstanding) of the 664,717,057 shares it holds as part of this Registration Statement. At the time of this filing, NHIL has no arrangements to sell these shares. If it sells the shares that are being registered, it will hold 598,245,352 shares of common stock (80.21% of the total issued and outstanding common stock.)

N.  CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing have or is to have a direct or indirect material interest.

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

NHIL, our majority shareholder, owns the exclusive rights to the Salmogenics Vaccine and a Salmonella Antigen. The Company has received the exclusive rights to finish the final phase of study, manufacture, distribute, market and sell the vaccines by NHIL through a Licensing Agreement with Global Green International, the wholly-owned subsidiary of the Company. Under the Licensing Agreement with NHIL, the Company is responsible for all financial obligations to obtain United States Department of Agriculture ("USDA") approval.

During the year ended December 31, 2010, NHIL, the majority shareholder of the Company paid expenses totaling $5,500 for attorney and stock transfer fees on behalf of the Company. At March 31, 2011 and December 31, 2010 and 2009, the amounts due to related parties were $500, $5,500 and $0, respectively.

Dr. Mehran P. Ghazvini, DC and Dr. Rene M. Reed, DC, officers and directors of the Company, through direct and indirect ownership, are majority shareholders of
NHIL), the majority shareholder of our Company. As such, they will be able to control the operations and the direction of the Company with very little outside influence.

Drs. Ghazvini and Reed do not hold direct shares of common stock of the Company. However, they are officers, directors and beneficial shareholders of Nutritional Health Institute Laboratories and have the ability to vote the shares of NHIL, our majority shareholder.

     o Dr. Mehran P. Ghazvini, DC owns approximately 50% of NHIL, indirectly through family trusts and has the power to vote those interests on behalf of the trusts; and
     o Dr. Rene M. Reed, DC owns approximately 16.66% of NHIL, indirectly through family trusts and has the power to vote those interests on behalf of the trusts.

ITEM 11A.  MATERIAL CHANGES

Not applicable.

ITEM 12.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not applicable.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Florida Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Florida Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Florida Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Florida Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Florida Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Florida Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]
                     DEALER PROSPECTUS DELIVERY REQUIREMENTS

Until one hundred twenty (120) days from the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
-----------------------------------------------

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We have expended, or will expend fees in relation to this registration statement as detailed below:

                           EXPENDITURE ITEM                            AMOUNT
         ------------------------------------------------------------ --------
         Attorney Fees                                                $13,000
         Audit Fees                                                    $7,500
         Transfer Agent Fees                                           $2,000
         SEC Registration and Blue Sky Registration fees (estimated)   $1,000
         Printing Costs and Miscellaneous Expenses (estimated)         $1,500
                                                                      --------
         TOTAL                                                        $25,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Global Green, Inc. officers and directors are indemnified as provided by the Florida Revised Statutes and the bylaws.

Under the Florida Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Florida law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law,
(b) the proceeding was authorized by the board of directors, (c) is provided by us, in sole discretion, pursuant to the powers vested under Florida law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of us.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

We have sold securities within the past three years without registering the securities under the Securities Act of 1933 as shown in the following table:

                    NAME                          COMMON SHARES             CONSIDERATION          DATE OF PURCHASE
============================================== ===================== ============================ ====================
Thomas McCrimmon                                         10,000,000            Services rendered               5/3/10
Saburo Oto                                               10,000,000            Services rendered               5/3/10
Nutritional Health Institute Laboratories, LLC          664,717,057     Share Exchange Agreement             11/30/10
Steve Winn & Judy Winn                                    3,571,348                        $0.03              3/10/11
Steve Winn & Susan Beth Winn                              3,571,348                        $0.03              3/10/11
Raymond G. Behm, Jr.                                        833,333                        $0.03              3/11/11
Sarah D'Angelo                                            1,333,333                        $0.03              3/15/11
Michael A. Piacenza                                         833,333                        $0.03              3/15/11
Roje Investments, LLC                                     1,700,000                        $0.03              3/15/11
Dennis Scott                                              3,124,286                        $0.14              3/15/11
George Springer, Jr.                                        333,333                        $0.03              3/15/11
George A. Stermer, Jr. & Jennifer Foley-Stermer           2,000,000                        $0.03              3/15/11
John Welch                                                1,000,000                        $0.03              3/15/11



EXEMPTIONS FROM REGISTRATION FOR UNREGISTERED SALES

All of the above sales by the Company of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   -------- --------------------------------------------------- ----------------
   EXHIBIT                       DESCRIPTION
   NUMBER
   -------- --------------------------------------------------- ----------------
   3.1      Articles of Incorporation                           *
   3.2      Amended Articles of Incorporation - Name Change     *
   3.3      Amended Articles of Incorporation - Share Increase  *
   3.4      Bylaws                                              *
   5.1      Opinion re: Legality                                Filed Herewith
   10.1     Share Exchange Agreement                            *
   10.2     License Agreement                                   *
   10.3     Cost and Evaluation Agreement                       **
   23.1     Consent of Attorney                                 Filed Herewith
   23.2     Consent of Accountant                               Filed Herewith
   99.1     AHPharma, Inc. Executive Summary and Addendum       *
   -------- --------------------------------------------------- ----------------

*Filed as Exhibits with the Company's S-1 Registration Statement filed with the Securities and Exchange Commission (www.sec.gov), dated June 9, 2011.

** Filed as an Exhibit with the Company's Amended S-1 Registration Statement filed with the Securities and Exchange Commission (www.sec.gov), dated August 24, 2011.

ITEM 17. UNDERTAKINGS

Global Green, Inc. hereby undertakes the following:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Insofar that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: we undertake that in a primary offering of securities of the Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

     i. Any preliminary prospectus or prospectus of the Company relating to the offering required to be filed pursuant to Rule 424;

     ii. Any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by us;

     iii. The portion of any other free writing prospectus relating to the offering containing material information about us or our securities provided by or on behalf of the Company; and

     iv. Any other communication that is an offer in the offering made by us to the purchaser.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-1 and authorized this amended Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Tallahassee, State of Florida, on October 4, 2011.

                               GLOBAL GREEN, INC.


/s/ Dr. Mehran P. Ghazvini, DC                               October 4, 2011
-----------------------------------------------------------
Dr. Mehran P. Ghazvini, DC
President, Chief Executive Officer (Principal Executive
Officer), Chief Financial Officer (Principal Accounting
Officer), Secretary/Treasurer, and Chairman of the Board






In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



/s/ Dr. Mehran P. Ghazvini, DC                                October 4, 2011
------------------------------------------------------------
President,  Chief  Executive  Officer  (Principal  Executive
Officer),  Chief  Financial  Officer  (Principal  Accounting
Officer),  Secretary/Treasurer,  and  Chairman  of the Board




/s/ Dr. Rene M. Reed, DC                                      October 4, 2011
------------------------------------------------------------
Dr. Rene M. Reed, DC, Vice President and Director

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                         303-422-8127 * 303-431-1567 fax


                                 October 5, 2011



Global Green, Inc.
2820 Remington Green Circle
Tallahassee, Florida 32308

Re: Amended Registration Statement on Form S-1 for common shares of Global Green, Inc.

Gentlemen:

At your request, I have examined the amended Registration Statement No. 333-174853 which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of 147,516,080 shares of common stock of selling shareholders.

In rendering the following opinion, I have examined and relied only upon the documents and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Certificate of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date; and

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I  have  not  undertaken,   nor  do  I  intend  to  undertake,  any  independent
investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

Based on the foregoing, it is my opinion that the stock being registered under the Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable and are legally issued under Florida Laws.

I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Registration Statement in connection with the offering described therein.

This opinion covers only matters of Florida law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.


                                    Sincerely,

                                    /s/Michael A. Littman
                                    -------------------------------------------
                                    Michael A. Littman

                                  EXHIBIT 23.2


                         CONSENT OF INDEPENDENT AUDITORS

                                     ACCELL


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use in this Form S-1 registration statement of Global Green, Inc. our report dated September 20, 2011 on our audit of the financial statements of Global Green, Inc. as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended and for the period from inception (July 12, 2004) to December 31, 2010 and our report dated September 20, 2011 on the review of the financial statements of Global Green, Inc. as of June 30, 2011 and 2010 and the results of its operations and cash flows for the three and six months then ended and June 30, 2011 and 2010 and for the period from inception (July 12, 2004) to June 30, 2011, and the reference to us under the caption "Experts".



/s/ Accell Audit & Compliance, P.A.



Tampa, Florida
October 4, 2011




















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